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Exhibit 99.2

ANNUAL REPORT FOR THE YEAR ENDED MARCH 31, 2004

ESSENTIAL FOCUS

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CAE
CORPORATE PROFILE

CAE IS A LEADING PROVIDER OF INTEGRATED TRAINING SOLUTIONS AND ADVANCED SIMULATION AND CONTROLS TECHNOLOGIES TO CIVIL AVIATION, MILITARY AND MARINE CUSTOMERS. THE COMPANY HAS TRAINING FACILITIES AND OPERATIONS IN 19 COUNTRIES ON FIVE CONTINENTS, AND GENERATES ANNUAL REVENUES IN EXCESS OF C$1 BILLION.

ESSENTIAL TRANSFORMATION
In the past four years, CAE has undergone a strategic transformation from being primarily an equipment supplier serving many industries, to an integrated training solutions provider in three core markets.

2004
FINANCIAL HIGHLIGHTS

(amounts in millions except per share amounts)	2004	2003	2002
Operating results
Continuing operations
Revenue	1,093.2	1,130.5	1,126.5
Earnings	67.1	131.0	148.4
Net earnings	64.0	117.2	149.5

Financial position
Total assets	2,293.3	2,356.5	2,378.4
Total long-term debt, net of cash	575.0	794.3	837.7

Per share
Earnings from continuing operations	0.29	0.60	0.68
Net earnings	0.27	0.53	0.69
Dividends	0.12	0.12	0.11
Shareholders' equity	3.94	3.42	2.81

MESSAGE FROM THE CHAIRMAN	L.R. Wilson Chairman of the Board	[Photo]

Since 2000, CAE has undergone a substantial transformation, re-focusing assets deployed in advanced technology manufacturing in several different industries into the provision of integrated simulation-based training solutions in commercial aviation, military and marine markets.

        Subsequent to the tragic events of September 11, 2001, the Company's main businesses have been affected by very difficult market conditions. During the past year, in spite of the continuing downturn in civil aviation and the stronger Canadian dollar, the Company was able to improve its performance in the second half of the year. Total revenue was about the same as that of the previous year, and CAE remained profitable, but below the prior period. Increased revenues from our growing civil aviation training business partially offset a reduced contribution from simulation equipment sales. The Military and Marine units both performed well.

        Our priorities continue to be to improve margins to bolster profits for each business segment, and to generate positive cash flow to further strengthen our balance sheet.

        CAE's corporate transformation has been successfully carried out during a period of unprecedented turbulence in the civil aviation market. This is a testament to the dedication of all CAE employees, led by an outstanding management team. Derek Burney, our Chief Executive, will be passing the mantle of leadership to Robert Brown this summer and formally retiring in October — five years after taking the reins at CAE in the fall of 1999.

        Driving change in a large, well-established organization with a history of achievement is never easy — it requires vision, determination and commitment. On behalf of all CAE directors, shareholders and employees, I wish to express our sincere gratitude and admiration for Mr. Burney's tireless efforts on behalf of the Company during five action-packed years. He leaves CAE extremely well-positioned for the future.

        We welcome Mr. Brown to CAE and are confident that his extensive aerospace experience as well as his proven leadership skills will ensure the Company's continuing success.

L.R. Wilson
Chairman of the Board

LETTER TO SHAREHOLDERS	D.H. Burney President and Chief Executive Officer	[Photo]

Fiscal year 2004 was a challenging year for CAE in many respects, with market highs and lows and a rapid and significant strengthening in the Canadian dollar relative to the US dollar, which affected revenue and EBIT for each of our business segments. In addition, our Civil Simulation and Training unit encountered a "perfect storm" of market conditions that eroded both margins and earnings and obscured an otherwise impressive performance in terms of full flight simulator orders and steady growth in training revenues. Marine Controls would have matched the prior year's results if foreign currency adjustments were excluded. Our Military Simulation and Training unit's financial results were in line with expectations, but the loss of two major contracts marred what was a solid year for them. All three units generated a stronger performance in the second half of the year than the preceding six months and hope to maintain that traction into FY'05. The Company also reduced its net debt by more than $200 million during FY'04 and so enters FY'05 with a stronger balance sheet.

        Despite the market turmoil, the key elements of our transformation strategy are working and are positioning CAE firmly for future growth. Civil is now providing training in more than one hundred simulators at more than 20 locations on four continents. We are expanding in fast-growing markets like the Middle East and China through joint ventures with Emirates and China Southern. Our PC-based CAE Simfinity™ technology is proving to be a true market differentiator that adds value to a range of CAE's training products and services. CAE Simfinity™ is being incorporated into all Airbus training programs, including the new Airbus A380 — another dividend of our co-operation agreement. The long-term agreement with the fractional business jet operator, Flight Options, represented a major win for CAE SimuFlite over our competition. Training agreements with Iberia, and more recently, LAN (Chile) and easyJet bode well for future arrangements with other carriers that have traditionally met their training needs in-house. Adding a healthy balance to Civil's performance was its continuing market leadership in simulation equipment sales, winning 16 of 19 full flight simulator orders in FY'04, including prototypes for the A380 and the Embraer 170/190 family of aircraft. Our Visual systems captured a record 80% share of the civil market.

        Military and Marine provided much-needed stability during Civil's "perfect storm". Marine completed a strong second half performance enjoying notable success in Asia and in the construction of controls for next generation US naval vessels. Despite the Flight School XXI and the CF-18 contract setbacks, Military's order book exceeded $500 million. Orders in the second half alone exceeded the full total from the previous year. While the loss of the Canadian CF-18 contract was discouraging, we believe the decision raises more questions about the Canadian government's procurement process than about CAE's technology and expertise. Significantly, almost 40% of Military's orders came from the US, demonstrating the attraction of our leading edge technology to the US Army Special Operations Forces as well as the strength of our ongoing service and equipment contracts. Important as the US defence market may be, CAE's perspective is global. We enjoy a solid reputation and relationships worldwide, evidenced best in 2004 by Military's expanding service roles in support of Australian and German defence forces.

"I HAVE NO DOUBT THAT THE COMPANY IS BETTER OFF TODAY, WITH A MORE CERTAIN FUTURE, BECAUSE OF OUR STRATEGIC TRANSFORMATION."

        This will be my last Letter to Shareholders as CAE's CEO. Robert Brown will be succeeding me at the Annual General Meeting in August and I am confident the Company will be in safe and sure hands. In order to help ensure a smooth transition, I will continue to serve as Vice-Chairman until my formal retirement in October.

        When I look back at what has been achieved since October of 1999 — in times more turbulent than anyone might have expected — there are many sources of genuine pride:

  •
  The strategic move into training. We have come a long way in a short time with greenfield centres, acquisitions, joint ventures and outsourcing agreements;

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  Our re-entry and steady growth in the key US defence market;

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  The doubling in size of Marine through our move into commercial shipping and the rejuvenation of our American operation; and

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  The success of our new technologies in all businesses, notably visuals, NETTS, CAE Simfinity™ and CAE Sim XXI™.

        CAE is now more focused, more global and more balanced. I have no doubt that the Company is better off today, with a more certain future, because of our strategic transformation. Military and Marine are already well positioned for growth. When the civil market recovers — and that day will come — I am confident that our transformation and our considerable investment of money and effort in training will pay off.

        Technology is our underlying strength but, ultimately, it is the people of CAE who have transformed the company and who are the basis for its future success. I am very proud to have been associated with them in what has been a stimulating adventure. I am also grateful for their steadfast support.

D.H. Burney
President and Chief Executive Officer

CAE IS NOW MORE FOCUSED, MORE GLOBAL AND MORE BALANCED. DESPITE THE MARKET TURMOIL, THE KEY ELEMENTS OF OUR TRANSFORMATION STRATEGY ARE WORKING AND ARE POSITIONING CAE FIRMLY FOR FUTURE GROWTH.

CIVIL SIMULATION AND TRAINING
TRANSFORMING THE TRAINING EXPERIENCE

Delivering Value through the Power of Choice

The essence of the value proposition offered by CAE's Civil Simulation and Training unit is choice. Airline and business jet customers enjoy the flexibility to customize their own training solution from Civil's suite of innovative equipment and/or services — ranging from the use of Civil's training facilities to instruction from CAE's certified training officers. Regardless of the customer's choice, access to the world-leading CAE Simfinity™ training tool provides pilots and maintenance personnel with an enriched experience from the outset of the learning process by bringing high fidelity aircraft simulation into the classroom. During fiscal 2004, airlines that continue to provide their own training in-house ordered 16 new full flight simulators from CAE. Civil was also proud to be selected by one of the leading low-cost US carriers, JetBlue, as its preferred supplier of simulation training equipment.

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Mike Barger, Vice President and Chief Learning Officer
JetBlue University, JetBlue Airways Corporation

Growing with Demand

During fiscal year 2004, Civil grew its training network from 89 to over 100 installed flight simulators in more than 20 strategic locations on four continents, building its training backlog by signing several new training agreements, primarily with fast-growing regional airlines, low-cost carriers and business jet fleet operators. Civil expanded its presence in two of the world's fastest growing aviation markets through its joint ventures with China Southern Airlines in Guangdong Province and with Emirates, the world's fastest growing intercontinental full-service airline, in the Middle East hub of Dubai. Continuing price competition in air travel means that cost containment and the efficient use of capital are daily imperatives for major international airlines. Of significant strategic importance, therefore, was the path-breaking agreement between CAE and Iberia Airlines to pool their Spanish-based training assets in a joint venture. CAE intends to forge mutually beneficial partnerships with other major airlines in the future.

Close Co-operation with Aircraft Manufacturers

A key to Civil's success is close co-operation with original aircraft manufacturers, exemplified by the production of prototype simulators for new aircraft like the Airbus A380 and Embraer's 170/190 regional jets. During the fiscal year, CAE and Airbus extended their Co-operation Agreement into the Airbus Corporate Jetliner (ACJ) family of aircraft and advanced plans to expand beyond the training of aircrews to maintenance personnel. CAE's world-leading PC-based CAE Simfinity™ training software continued to be integrated into the Airbus curricula, providing Airbus trainees with a high fidelity learning experience from ground school to full flight simulation.

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Michele Asmar, Manager
Integrated Training Solutions, CAE

MILITARY SIMULATION AND TRAINING
ENABLING MISSION READINESS

Working with America's Elite

CAE's acknowledged leadership in the field of military training systems helped the Military Simulation and Training unit secure over $500 million in new orders during fiscal year 2004. Military continued to build a special relationship with the US Army's 160th Special Operations Aviation Regiment (Airborne), winning a series of contracts valued at over $100 million to provide sophisticated mission rehearsal and training systems. This important work in support of some of the US Army's most elite forces involves the supply of a new MH-47 Chinook combat mission simulator (CMS), the design of a new MH-60 Black Hawk CMS and the development of complementary desktop and part task trainers based on CAE Simfinity™ technology. In addition, CAE commenced the design of a common environment/common database (CE/CDB) architecture that promises to revolutionize the speed and accuracy of mission rehearsal. Military is currently building the world's first AH/MH-6 Little Bird CMS pursuant to its role as prime contractor under the US Army's "ASTARS" program, with delivery expected in early 2005.

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Larry E. Grice, CW4, United States Army, Chief, Mission Training & Preparation Systems Branch
US Special Operations Command

A World Leader in Helicopter Training

In 2004, a joint venture company established by CAE and Thales was selected to provide a range of NH90 helicopter training systems to eight European countries in a program valued initially at $650 million. Military is also upgrading additional US Army AH-64A Apache combat mission simulators with the leading-edge CAE Medallion-S™ visual system. In addition, Military's responsibilities under its long-term training support agreement with the Australian Defence Forces expanded significantly as the company won orders for CAE Simfinity™ virtual maintenance trainers for the Black Hawk and Seahawk helicopters.

Readying to Transport

CAE is playing a key role supporting the US Air Force's and US Marine Corps' future tactical airlift and tanker capabilities. Following a multi-year procurement of C-130J and KC-130J aircraft, CAE has been awarded subcontracts from Lockheed Martin valued in excess of $150 million. Military will be providing a range of trainers for maintenance and aircrews, as well as operation and maintenance support. Long the world's leading provider of both C-130 training and simulation equipment, Military trains C-130 personnel from over 20 countries at its Tampa training centre.

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David Graham, Director
Special Operations Forces Programs, CAE USA

MARINE CONTROLS
ENSURING EFFECTIVE CONTROL

Cruise Controls

CAE's Marine Controls unit continued to pursue a strategy of balanced growth in both naval and commercial markets. Installed in over 450 commercial marine vessels around the world, the Damatic™ systems of Norway-based CAE Valmarine enable a single crewman to have full control of all shipboard machinery and equipment. During fiscal year 2004, CAE Valmarine systems were selected for installation in a variety of existing and new Carnival Group cruise ships, as well as the world's largest cruise ferry being constructed for Norway's Color Line. This is the same controls system being used in the world's largest cruiseship, the Queen Mary 2, which completed its maiden voyage early in calendar year 2004.

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Commodore Ronald Warwick, Master of Queen Mary 2
Cunard Line

Reinforcing Strong Relationships in Asia

Marine's computer-based digital automation systems can be found in the ships of 18 navies around the world, performing key functions while providing vital information to those charged with control. In fiscal year 2004, Marine continued to deepen its relationship with major navies in the Asia-Pacific region. Following on its previously contracted work in the Indian navy's Project 17 frigate program, Marine was chosen to supply propulsion and damage control systems for three new landing ships. Meanwhile, a CAE system is being installed in the latest KDX-II destroyer destined for the Republic of Korea Navy (ROKN) — the tenth selection of CAE's control systems by the ROKN.

An Integral Part of the Next Generation US Navy

The technological leadership of CAE's Marine Controls unit was evidenced by its selection to provide key electrical plant control systems for use in both the US Navy's next generation DD(X) destroyers and the largest and most advanced warship in naval history, the Nimitz-class aircraft carrier, the USS George H.W. Bush. In addition, Marine is providing an engineering control system for the USS New York, the fifth of twelve planned San Antonio class amphibious transport docking ships. CAE has been awarded a Navy Excellence Award for its efforts in connection with the latter program.

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Odd Jorgensen, Vice President — Technical
CAE Valmarine

RECOGNIZING OUR BEST

In October of 2003, CAE introduced the Distinction Award Program that honours up to 15 employees each quarter who have promoted teamwork within CAE, exhibited innovative thinking that creates value for customers or the Company, or taken action that builds and strengthens a customer relationship. The program and nomination process will be fully operational at CAE locations around the world by October of 2004.

Since 2000, CEO Excellence Awards have recognized a select group of individuals each year who have demonstrated consistent exemplary performance, inspired their co-workers and led by example. These are the recipients of this prestigious award for fiscal year 2004.

Bruno Cacciola Manager, Program Deployment Military Simulation & Training Montreal, Canada	Dean Williamson Project Manager, Engineering Marine Controls Leesburg, Virginia, USA	Stéphane Clément Manager, Evaluation and Test Operations Montreal, Canada

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Costa Alexiou Manager, Business Development (Aviation Training) Civil Simulation & Training Montreal, Canada	Roberta Jameson Program Manager, Training Services Military Simulation & Training Tampa, Florida, USA	Alain Le Blanc Manager, Core Software and Communication Marine Controls Montreal, Canada

Not shown:

Angel Gomez Martin Technical Manager Aviation Training — Madrid Centre Civil Simulation & Training Madrid, Spain	Patrick Wouters Project Manager Military Simulation & Training Stolberg, Germany

2004
FINANCIAL REVIEW

14	29	30	33	64	65
Management's Discussion and Analysis	Management and Auditors' Reports	Consolidated Financial Statements	Notes to Consolidated Financial Statements	Board of Directors and Officers	Shareholder and Investor Information

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 11, 2004

For purposes of this discussion, "CAE" or the "Company" refers to CAE Inc. and its subsidiaries.

        This Management's Discussion and Analysis ("MD&A") contains commentary from CAE management regarding strategy, operating results, and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the comments contained therein.

        CAE's common shares are listed on the Toronto and New York stock exchanges. Except as otherwise indicated, all financial information related herein is determined in accordance on the basis of Canadian generally accepted accounting principles ("Canadian GAAP"). All dollar amounts referred to herein are Canadian dollars unless otherwise specified.

        This MD&A is current as of May 11, 2004. Additional information relating to the Company, including its Annual Information Form ("AIF") is available online at www.sedar.com, as well as at the Company's website at www.cae.com.

        This MD&A should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the 2004 fiscal year contained on pages 30 to 61. It focuses on the core business segments of CAE: Civil Simulation and Training ("Civil"), Military Simulation and Training ("Military") and Marine Controls ("Marine").

CAUTIONARY STATEMENTS REGARDING
FORWARD-LOOKING INFORMATION

Certain information in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information statements with respect to CAE and the operations of each of its business segments include information concerning the Company's future financial performance, business strategy, plans, goals and objectives. Statements preceded by the word "believe", "expect", "anticipate", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements.

        This MD&A is based on assumptions, which CAE considered reasonable at the time they were prepared. Any forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect. The Company intends the forward-looking information to speak only as of the time first made and does not undertake to update or revise it whether as a result of new information, future events, or otherwise. Factors that could cause actual results or events to differ materially from current expectations are discussed herein — see the Business Risks and Uncertainties section of this MD&A for additional information.

BUSINESS OVERVIEW

In fiscal 2004, CAE faced numerous challenges. The combination of low demand in the commercial aerospace market, fierce competition and the 13% increase year over year in the Canadian dollar against its American counterpart have contributed to a reduction in the margins for each of the Company's business segments.

        Civil ended the fiscal year with 16 full flight simulator orders (compared to 11 orders in the prior year) and a training network with an installed base of 102 simulators located in 21 locations on four continents. Civil achieved a 20% year-over-year growth of its training revenue when excluding the impact of currency adjustments. While the 13% growth in airline passenger traffic during fiscal 2004, the development of the new Airbus A380 and the rising level of new aircraft orders bode well for the future of the civil aviation industry, fiscal 2004 remained a year of recovery for the commercial airline industry.

        Military almost doubled the amount of new orders in fiscal 2004 (over $500 million) versus fiscal 2003 and nearly 40% of these new orders came from the US market. Military's growth prospects were marred by the loss of two significant projects — Flight School XXI in the US and the Canadian CF-18 Advanced Distributed Combat Training System ("ADCTS"). The Canadian federal government's decision to grant the latter contract to a competitor was primarily responsible for CAE having to lay off approximately 300 employees in April 2004, located mostly in Montreal, for which a restructuring charge of $8.2 million was recorded in the fourth quarter of fiscal 2004. This amount, added to the $1.8 million of severance costs incurred earlier in the fourth quarter of fiscal 2004, brought the total restructuring cost for the year to $10.0 million.

        Marine maintained its performance. The reduction in both revenue and earnings before interest, income taxes and discontinued operations was primarily due to the strengthening of the Canadian dollar against other currencies. Despite marginally lower revenues, Marine has maintained its percentage margins at the same levels as last year. Marine continued to record a high level of contract wins in its markets and its superior technology and execution has helped it to remain a market leader.

        While fiscal 2004 was a difficult year, management remains determined to improve the Company's profitability. More orders for Civil simulators in fiscal 2004 and an increase in Civil training combined with the stronger order bookings for Military are encouraging.

BUSINESS PROFILE AND STRATEGY

CAE is a global leader in delivering "The Essential Edge" in safety, readiness and efficiency in three core markets: Civil, Military, and Marine. In the past four years, it has transformed itself from an equipment supplier to an integrated training solutions provider. In fiscal 2004, CAE derived 45% of its revenue from training services, compared to only 15% in fiscal 2001. This transformation has been enabled by CAE's strategic consolidation and introduction of new training capacity, innovative training courses and technologies, combined with its leading edge simulation equipment and software.

        The Company is a leading civil aviation training solutions provider via its Civil business segment, which is a world leader in the design and production of commercial flight simulators and visual systems as well as the second largest supplier of integrated aviation training solutions to each market served — business aviation, regional and commercial airlines markets.

        CAE is also a premier supplier of equipment, designer and manufacturer of military flight and land-based simulation, and of training services provided to more than 30 militaries globally. Simulation equipment and training are developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European aircraft types.

        The Company is also a leader in marine automation and control systems for both the naval and commercial markets, having been selected for the provision of controls for more than 140 warships in 18 navies and for over 450 high-end commercial vessels. These systems monitor and control the propulsion, electrical steering, ancillary, auxiliary and damage control machinery and systems of ships, such as Cunard's Queen Mary 2, the world's largest commercial cruiseship. Marine has also moved beyond the supply of equipment into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training Service program awarded in fiscal 2002. Marine also designs and manufactures power plant training simulators for the energy sector.

        CAE's strategy is to "Refine, Execute and Grow". To do so, its three business segments are dedicated to increasing their value proposition to customers, and maintaining the strict cost containment and productivity guidelines to grow their business and improve their profitability.

        Civil is expected to retain its number one ranking in providing flight simulators and visual systems equipment to the commercial and business aviation markets  — having won 84% of the competed full flight simulator orders during fiscal 2004. It expects to grow its second place position in training services, by consolidating existing training market capacity and selectively adding new simulators as demand warrants. CAE also expects to grow its training revenue by marketing a complete training solution including courseware and instructors. CAE's leading-edge technology in training delivery, CAE Simfinity™, provides a basis for differentiating CAE's totally integrated training solution.

        Military intends to broaden its core market through leveraging its recent success in the US with the US Army's Special Operations Forces, and expanding its offering of training services by leveraging CAE's technology offerings. Military is also expected to build further on opportunities it has together with its partner Thales on the European NH-90 helicopter program, for which the CAE-Thales team was recently selected. The total program is initially valued at $650.0 million for training equipment only. The contract contemplates training equipment requirements for 400 helicopters, however, CAE expects worldwide market demand may be more than double this. Maintenance services and training support will also be required for the NH-90 program which could generate additional revenues of $1.0 billion or more over the next 20 years.

        Marine's strategic priorities will include expanding its scope of supply to include navigation sensors and/or electrical and communication systems, and to maintaining its leadership in product innovation. Penetrating new geographical markets, such as China, Japan, and Korea, together with winning a larger share of the mid-size commercial ships market will continue to be a priority as well.

BUSINESS RISKS AND UNCERTAINTIES

CAE operates in different industry segments that involve various risk factors and uncertainties, which are carefully considered in the Company's management policies.

        CAE's success in civil aviation, military and marine markets depends fundamentally on the reliability of its products, the quality of its services and its ability to adapt, in a timely manner, to changing customer needs and industry standards. The Company operates in different industry segments and global markets that involve various risk factors and uncertainties, including worldwide economic and political trends and developments.

        CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on demand for air transportation and the financial condition of commercial airlines. The major airline bankruptcies in Europe, the US, Canada and other CAE markets pose risks to CAE as an unsecured vendor and/or service provider to these and other potentially insolvent customers. Demand for simulation equipment tends to follow the trend established in the commercial airline industry, particularly the delivery of new aircraft. Any reduced demand may in turn lead to reduced production levels, which impacts margins negatively. The utilization of CAE's installed base of simulators in its training network depends on the extent to which simulated aircraft types match the configuration of in-use aircraft, as well as on the overall level of commercial air traffic.

        CAE must comply with rules imposed by regulatory authorities that may change without notice, resulting in potential disruptions to sales and operations. The sale or licence of virtually all of CAE's products is subject to various regulatory controls that change with some frequency.

        CAE's Military and Marine businesses depend heavily on government programs and contracts that ultimately reflect the level of government expenditures directed towards national defence budgets (particularly capital equipment programs), the priority of various programs within defence budgets and, in certain instances, the maintenance of government programs supporting research and development. Programs may be only partially funded pending future appropriations and may contain provisions permitting termination at the government's convenience, in whole or in part, without prior notice, upon payment of limited compensation. Government-funded military programs are also heavily regulated, with certain government purchasing regulations limiting the range of reimbursable costs in fixed-price contracts, including most financing costs and the amortization of various intangible assets.

        CAE operates in intensely competitive markets. Some of its competitors, particularly in military markets, possess substantially greater resources, well-established relationships with various procuring organizations and a greater in-country presence that may give them an advantage in winning contracts.

        CAE's often lengthy and unpredictable sales cycle could result in volatility in its operating results. The Company must invest significant amounts of time and resources educating and informing potential customers about the benefits of products and services (particularly government agencies with lengthy internal budgeting approval and competitive evaluation processes), with no guarantee of compensatory revenue.

        CAE's business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, obligations under fixed-price and long-term supply contracts could subject the Company to contract losses in excess of provisions.

        CAE's ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers. In addition, approximately 60% of the backlog comprises long-term contracts where revenues are guaranteed or expected, based on current customer requirements. Those contracts may be terminated unilaterally by the contracting customer.

        CAE's ability to protect its intellectual property is limited; and unauthorized parties may be able to use CAE's technology or products in ways that weaken CAE's competitive position. Reliance on the intellectual property of others, including data concerning the functions, design and performance characteristics of a product or system in the process of being simulated, could prevent or delay performance. Future litigation related to the defence of CAE's intellectual property rights or involving infringement claims brought against CAE or a customer could be lengthy and costly, with no assurance of success.

        CAE is subject to the risks of doing business in foreign countries, including: changes to laws and regulations in host countries; the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impeding the free flow of goods, information and capital; the difficulties of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. Fluctuations in the value of the Canadian dollar relative to foreign currencies could result in currency exchange gains and losses. Current hedging activities may not be successful.

        Covenants in CAE's debt agreements as well as the level of debt could restrict CAE's ability to finance its future operations or capital needs or to engage in other business activities that may be of interest. In addition, an inability to meet financial covenants regarding compliance with specified ratios and tests could cause the repayment of debt to be accelerated.

        CAE may be subject to significant liabilities imposed by new environmental laws and regulations or contractual indemnities; product liability and warranty claims; or liabilities arising out of accidents or disasters involving aircraft, marine vessels or power plants for which CAE has provided training products or services or control systems. CAE cannot be certain that existing insurance coverage will be sufficient to cover one or more substantial claims.

        CAE's continued success will depend in part on the ability to retain and attract key personnel with the relevant skills, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

NON-GAAP FINANCIAL MEASURES

This MD&A provides comments as to how the impact of the appreciation of the Canadian dollar against its United States counterpart affected the Company's results of fiscal 2004 as compared to fiscal 2003. The Company believes that this is useful supplemental information as it provides an indication of performance excluding such currency fluctuation. Readers should be cautioned however that this information should not be confused with or used as an alternate for performance determined in accordance with GAAP.

        Free cash flow does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. CAE considers free cash flow to be an indicator of the financial strength and performance of its business as it shows how much cash is available to repay debt and to reinvest in the Company.

OVERALL PERFORMANCE
REVENUE

For fiscal 2004, consolidated revenues decreased by 3% to $1.093 billion compared to the preceding year. Excluding the impact of the US dollar fluctuation against the Canadian dollar, consolidated revenue would have exceeded that of the prior year by just over 4%.

        Civil's 11% or $55.4 million year-over-year revenue decline was attributable to adverse market conditions resulting in much lower equipment sales, partially offset by higher training revenue. Excluding the impact of foreign exchange fluctuations, Civil's revenue for the year would have been $517.5 million, in line with last year. The 6% or $27.1 million increase in Military's revenue was attributable to higher activity from support services and on certain land-based programs in Germany. Military's revenue for the year would have been $496.1 million had it not been for the impact of foreign exchange. The $9.0 million or 5% decrease in Marine's revenue is explained by the $10.0 million contribution last year on the completion of the Frigate 124 program in Germany, combined with current delays on the Astute and FAST Astute Class Training Services (ACTS) programs, as the manufacturing of the submarine itself is behind schedule. Revenue for Marine would have been $7.3 million higher than actual results when the impact of foreign exchange is excluded.

EARNINGS BEFORE INTEREST, INCOME TAXES AND
DISCONTINUED OPERATIONS (EBIT)

Year-to-date EBIT amounted to $111.6 million compared to $221.6 million reported in fiscal 2003. EBIT was reduced by a $10.0 million restructuring charge related to the company's workforce reductions. This charge relates mainly to the workforce reduction in the Montreal plant of approximately 250 employees, following the Canadian government decision to attribute the CF-18 simulation equipment contract to a competitor.

        The results of all of CAE's business segments were also impacted for the year by the substantial and rapid appreciation of the Canadian dollar's value relative to the US dollar. This impact was approximately $28.9 million.

        The decline in consolidated earnings before interest, income taxes and discontinued operations relative to the prior year was attributable to a substantially lower contribution from Civil, as the latter was affected by a significant reduction in equipment volumes, lower selling prices combined with the effect of a stronger Canadian dollar. Military's earnings before interest, taxes and discontinued operations (EBIT) on a year-over-year basis was down by 29% as a result of lower margins, which were expected based on the current mix of a significant number of new programs. Marine reported a 7% decrease in EBIT over the prior year, mostly due to the foreign exchange impact referred to above.

        Other contributing factors to lower EBIT were an increase of $2.6 million in pension expense in the first half of the fiscal year, caused by the decrease in the rate of return on plan assets for defined benefit pension plans from 9.0% to 6.5%, combined with additional costs of $6.8 million for long-term incentive compensation. The latter increase was a result of the year-over-year change in value of outstanding deferred share units and from prospectively expensing stock options on April 1, 2003 using the fair value method.

INTEREST AND INCOME TAXES

For the fiscal year, interest expense decreased to $23.9 million from $30.4 million in the prior year due to lower debt levels. The annual results benefited from a reduction in the income tax rate to 24% as compared to 31% in fiscal 2003. The tax rate was influenced by tax benefits recorded on prior years' tax losses in Australia in the first quarter, as well as a change to the mix of income for income tax purposes from various jurisdictions.

DISCONTINUED OPERATIONS

During the year, CAE incurred a loss from discontinued operations of $3.1 million or 2 cents a share compared with $13.8 million or 7 cents a share last year. The Company completed the sale of the last of its discontinued operations during fiscal 2004. The loss was caused by post-closing adjustments from the sale of CAE's former German Cleaning Technologies operations for $2.6 million and $0.5 million relating to the pension plan curtailment cost for the divestiture of the Canadian operations of the former Forestry businesses.

NET EARNINGS

Year-to-date consolidated net earnings amounted to $64.0 million compared to $117.2 million last year, reflecting the components discussed previously in this section of the MD&A.

        The results of all of CAE's business segments were also impacted by the substantial and rapid appreciation of the Canadian dollar's value relative to the US dollar. Compared to the prior year, CAE's earnings per share were reduced by 11 cents or approximately $24.6 million in aggregate, as a result of that currency fluctuation.

CASH FLOW AND FINANCIAL CONDITION

CAE's net debt, defined as long-term debt less cash and cash equivalents and short-term investments, decreased by $216.7 million compared to March 31, 2003. The reduction was accomplished from the receipt of approximately $168.0 million net of fees and expenses from the issuance of common shares and $122.5 million from sale and leaseback transactions. This was offset by lower cash from operations as compared to last year resulting from lower earnings and an increase in non-cash working capital. Free cash flow (net cash provided by continuing operating activities less capital expenditures and dividends paid) improved by $10.4 million on a year-over-year basis.

        A lower level of accounts payable and accrued liabilities due to lower civil equipment activity mainly explains the increase in non-cash working capital. The latter was compounded by higher accounts receivable, from unbilled sales on certain Military and Marine programs and by an increase in inventories, primarily for the advance build of Civil simulators.

        Capital expenditures for the year amounted to $94.5 million, compared to $238.9 million in the prior year. The majority of the expenditures were for the expansion of the Civil training services business.

BACKLOG

Backlog for comparative purposes has been restated. For a detailed discussion on the issues regarding the restatement see Civil's section of this MD&A. CAE's consolidated backlog as at March 31, 2004, was $2.9 billion, $160.8 million higher than last year's level.

SELECTED ANNUAL INFORMATION

(amounts in millions of Canadian dollars except per share amounts)	2004	2003	2002
Operating results
Continuing operations
Revenue	$1,093.2	$1,130.5	$1,126.5
Earnings	67.1	131.0	148.4
Net earnings	64.0	117.2	149.5

Financial position
Total assets	$2,293.3	$2,356.5	$2,378.4
Total long-term debt, net of cash	575.0	794.3	837.7

Per share
Earnings from continuing operations	$0.29	$0.60	$0.68
Net earnings	0.27	0.53	0.69
Dividends	0.12	0.12	0.11
Shareholders' equity	3.94	3.42	2.81

REVENUE

In fiscal 2004, consolidated revenues decreased by 3% to $1.093 billion compared to the preceding year and to fiscal 2002.

        Civil's revenue decline to $461.8 million this year from $545.2 million in fiscal 2002 and $517.2 million in fiscal 2003 was due to adverse market conditions resulting in much lower equipment sales partially offset by higher training revenue. Civil's operations were greatly influenced by the financial health of the commercial airline industry. Over the past few years, the industry has been affected by the impacts of terrorist attacks, SARS, and the Iraq war. The worst is likely over as evidenced by recent increases in passenger loads. These events have resulted in increased needs for, and for the training of, regional jet pilots. With its wide array regional jet FFS, Civil believes it is well positioned to take advantage of these future trends.

        Military recorded a 6% and 2% increase in revenue compared to fiscal 2003 and 2002 respectively, to reach $472.8 million in fiscal 2004. Military's increases were attributable to higher activity from support services and to land-based programs in Germany.

        The decrease in Marine revenue of 5% compared to the prior year was a result of the currency impact and from a significant contribution on the completion last year of the Frigate 124 program in Germany ($10.0 million). Marine's increase of $48.1 million in fiscal 2003 compared to fiscal 2002 was due to the growth of its naval control business with increasing contributions from the Company's activities on the Astute program and from increased contributions from the then newly acquired CAE Valmarine.

        The appreciation of the Canadian dollar against its US counterpart has had a significant impact on revenues in fiscal years 2003 and 2004. The average US foreign exchange rate used by CAE was $1.35, $1.55 and $1.57 for fiscal years 2004, 2003 and 2002 respectively, for a total appreciation of 14% over that time period.

EBIT

Consolidated EBIT amounted to $111.6 million in fiscal 2004 compared to $221.6 million reported in fiscal 2003 and $241.0 million reported in fiscal 2002. The decreases were a result of a significant reduction in equipment volumes and lower selling prices in Civil, along with a lower margin program mix in Military compared to the prior two fiscal years.

        Civil's EBIT dropped to $39.4 million down $76.8 million and $119.4 million compared to last year and fiscal 2002 respectively. Military's EBIT was down 29% to $52.6 million compared to last year and off by $13.0 million compared to fiscal 2002. Marine's EBIT amounted to $29.6 million, off slightly from last year's EBIT of $31.8 million, but 25% higher than in fiscal 2002.

        On a consolidated basis, fiscal year 2004's EBIT before restructuring charges of $10.0 million was $121.6 million, down 45% compared to last year. Restructuring charges consist of severance and other involuntary termination costs. These costs related mainly to the workforce reduction in the Montreal plant of approximately 250 employees, following the Canadian government decision to award the CF-18 simulation equipment contract to a competitor.

DISCONTINUED OPERATIONS

Loss from discontinued operations amounted to $3.1 million or 2 cents a share compared with $13.8 million or 7 cents a share last year and a gain of $1.1 million in fiscal 2002. See note 3 for detailed descriptions of significant disposals, the majority of which were disposed of in fiscal 2003.

SIGNIFICANT CHANGES IN ACCOUNTING POLICY

In fiscal 2004, the Company adopted the CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments issued in June 2003 and expensed prospectively the cost of stock options granted to employees using the fair value based method. A compensation expense is recognized for the Company's portion of the contributions made under the Employee Stock Purchase Plan and for amounts due under the Deferred Share Unit and Long-Term Incentive — Deferred Share Unit plans. In fiscal 2004, CAE recognized an expense of $1.3 million as a result of the adoption of this Handbook Section.

        In fiscal 2003, the Company changed the amortization period for Civil simulation equipment from 20 years to 25 years, to reflect the approximated useful life of the simulators. This change reduced the amortization expense by approximately $3.7 million in fiscal 2003 compared to fiscal 2002.

        In fiscal 2003, the Company adopted retroactively the new recommendations of the CICA Section 1650, Foreign Currency Translation. Under the provisions of Section 1650 the Company no longer amortizes the exchange gains or losses arising on the translation of long-term foreign currency debt. Exchange gains or losses arising on translation are included in earnings as incurred. At March 31, 2002, the unamortized exchange loss relating to the existing long-term foreign currency denominated items amounted to $6.4 million net of income taxes of $2.8 million. Consequently, prior years' financial statements have been restated through a charge to fiscal 2002 opening retained earnings of $5.3 million, net of taxes of $2.3 million (2001 — $3.3 million, net of taxes of $1.3 million).

ACQUISITIONS AND DIVESTITURES

During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company's move into aviation training, one which significantly improved the Company's access to the US defence market and one which provided immediate entry into the commercial marine control systems market (refer to note 2 of the audited consolidated financial statements).

        From fiscal 2002 to fiscal 2004, CAE divested its non-core related businesses, mainly in the forestry and cleaning technologies markets (refer to note 3 of the audited consolidated financial statements).

REPOSITIONING FOR VALUE

Over the past three fiscal years CAE has continued to invest in its installed simulator base. As a result, the Company's revenue is less subject to cyclical industry fluctuations typical of an equipment supplier. As training revenue continues to grow, CAE's profile has changed to that of a service provider where revenues are more consistent over the fiscal year. As the proportion of CAE's training service revenue mounts, the third quarter is gradually becoming the Company's strongest as a result of seasonally high training volume during the fall months, recovering from the quieter summer period when less training occurs as pilots are not available for training during the peak summer travel period. Furthermore, CAE has now transformed itself from a pure manufacturer to an integrated manufacturing/service offering business.

RESULTS OF OPERATIONS — FISCAL 2004
CIVIL

Civil is a world leader in the design and production of commercial flight simulators, visual systems and a world-leading supplier of integrated aviation training solutions. As at March 31, 2004, CAE has an installed base of 102 FFS (89 FFS as at March 31, 2003) at 21 locations on four continents, making it the second largest independent training company in the world in each segment — business aircraft, regional jets and wide body aircraft. CAE also remains the leading provider of FFS to the competed market.

Operational Highlights

Civil continues to grow its number two position in training services, having grown its installed base of FFS by 15% during fiscal 2004, which compares to 50% growth in fiscal 2003. The signature of several training services contracts validated this growth strategy during the year, most notably a $35.0 million award by Flight Options LLC, a leading provider of fractional shares in business aircraft, of a three-year exclusive contract to train at CAE SimuFlite's Dallas training centre. About $20.0 million worth of service contracts were won by CAE in the Asia Pacific region, along with more than $55.0 million of training services contracts signed in the Europe and Middle East region, most notably at the Emirates-CAE Flight Training Centre in Dubai, United Arab Emirates.

        Civil's investment in the next generation technology for FFS, CAE Sim XXI™, designed to simplify assembly, testing and integration of FFS, and to reduce life cycle costs for simulator operators, was validated. Both Europe's Joint Aviation Authorities and the US Federal Aviation Administration ("FAA") approved in November 2003 the first CAE Sim XXI™ level D-qualified simulator, a Gulfstream IV FFS located in the Emirates-CAE Flight Training Centre. This first qualification was soon followed by others, a Gulfstream V FFS also located in Dubai, and a Boeing 737-800 FFS located in Ryan Air's East Midlands Airport training facility, this time level D-qualified by the UK's Civil Aviation Authority.

        The CAE Simfinity™ products, high-fidelity simulation-based software that allows for advanced training on procedure trainers in groundschool and over the Web, also proved to be another successful invention for CAE, as it has become a market differentiator for its integrated training solutions offering. Simfinity™-based devices were a key part of the range of training services offered to Airbus as part of the development of the world's first A380 FFS. Furthermore, the FAA will also use a Boeing 737-800 CAE Simfinity™ integrated procedure trainer in its own research.

        During fiscal 2004, CAE signed a contract with Airbus to develop the world's first A380 FFS. As part of this $55.0 million contract, a complete range of training devices will be provided for the A380, including two FFS equipped with the CAE Tropos™ visual system and Simfinity™ software licences for desktop and laptop trainers.

        JetBlue Airways awarded CAE an $85.0 million contact, one of CAE's largest-ever orders for FFS, for the manufacture of six FFS, and selected CAE as its exclusive supplier for a period of 10 years. Southwest Airlines selected CAE for a $25.0 million contract for a Boeing 737-700 FFS and related flight training devices.

        There were 16 FFS ordered this year (out of a total possible number of 19 FFS competed for), up from 11 last year. CAE's 84% FFS market share, together with its 80% share of the visual systems market, gives Civil the number one ranking in providing flight simulators and visual systems equipment to the competed commercial and business aviation markets.

Results of Operations

(amounts in millions of Canadian dollars, except operating margins)	2004		2003	2002	2001	2000
Revenue		$461.8	517.2	545.2	481.5	480.2
EBIT		$39.4	116.2	151.8	115.8	82.9
Operating margins	%	8.5	22.5	27.8	24.0	17.3
Backlog		$1,021.3	877.1	805.6	656.9	635.4
Capital expenditures		$83.5	207.6	216.7	72.9	11.7

Civil's revenues for the year amounted to $461.8 million, 11% or $55.4 million below last year due to weak equipment sales. The decrease in equipment revenues was primarily due to the continuing difficulties in the commercial aerospace market, resulting in severe competition and downward pricing pressure. Training continued its growth with an increase in the number of simulators deployed in the network, as well as a notable increase in utilization in the latter part of the year, which should carry over into the next fiscal year. Excluding the effects of foreign exchange, revenue would have reached $517.5 million, in line with last year.

        EBIT of $39.4 million for the year was 66% ($76.8 million) lower than last year. Civil experienced difficult market conditions during the fiscal year due to the residual effects of the SARS epidemic, the Iraq war, terrorist attacks, and the large number of airlines in financial difficulty. In addition, the accounting for sale and leaseback financing reduced Civil's margins by 500 basis points as these operating lease payments include an interest component and are accounted for in EBIT. On the positive side, overall utilization rates of its installed simulator base have continued to increase throughout the year to finish at 64%, 400 basis points higher than last year. Civil has been hard hit by foreign exchange fluctuations. Excluding the effects of foreign exchange, Civil's EBIT for the year would have reached $69.8 million, $30.4 million higher than actual results.

        Backlog for Civil consists of both equipment sales and training services. Civil's backlog has been restated to include the training services portion which includes revenues from customers under both long- and short-term contractual arrangements where training revenues are guaranteed or expected based on current customer requirements.

        Backlog at the end of this fiscal year totalled $1,021.3 million, up $144.2 million from $877.1 million at March 2003.

        Capital expenditures for the year amounted to $83.5 million, compared to $207.6 million in the prior year. The majority of the expenditures were for the growth of the Civil training business. In fiscal 2003, the installed base increased from 59 to 89 FFS. In the current year, the Company has reduced its expenditures in response to the current market environment.

MILITARY SIMULATION AND TRAINING

Military is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. The customer base is extensive as well, CAE having made sales to over 30 countries globally.

Operational Highlights

New orders in fiscal 2004 exceeded $500.0 million despite the loss of two important contracts: Flight School XXI and CF-18 ADCTS. Programs margins returned to a more normalized level, as had been expected following fiscal 2003, where a number of contracts were completed and with Military achieving an early delivery bonus on one program.

        In the fourth quarter of fiscal 2004, NHI Industries ("NHI") selected the CAE-Thales Training and Simulation team as the preferred bidder to provide a range of NH-90 helicopter training systems throughout Europe in a contract worth approximately $650.0 million. This selection re-affirmed CAE's technology leadership for rotary-wing FFS. NHI is managing the procurement of the NH-90 training systems for the NATO Helicopter Management Agency ("NAHEMA") and the Nordic Standard Helicopter Program ("NSHP"). NAHEMA represents the governments of Germany, Italy, France, the Netherlands, and Portugal, while NSHP represents Norway, Sweden and Finland. Contract negotiations are in progress, and once completed the value of the order will be included in backlog.

        Early in fiscal 2004, CAE announced that Rotorsim, a consortium equally owned by CAE and Agusta S.p.A., would establish a new helicopter training facility in Italy to provide integrated training solutions for AgustaWestland helicopters. The Rotorsim facility will open in calendar year 2005 with the delivery of a CAE-build A109 full mission simulator and is expected to generate revenues of $125.0 million over 15 years.

        Military continues to expand its training services offerings at a number of NATO bases in Germany and in the US at various Air Force bases. In fiscal 2004, Military added Australia to CAE's client service base, as it was awarded a 10-year, $70.0 million agreement to provide flight training support services for all three armed services for the Australian Defence Force.

        During fiscal 2004, Military received contracts valued at more than $170.0 million including options, under a long-term agreement with Lockheed Martin, to provide additional C-130J training devices and training support for the US Air Force. In addition, under that same agreement, a contract valued at more than $50.0 million with options was signed to provide KC-130J Weapon Systems Trainers to the US Marine Corps.

        The US Army's Program Executive Office — Simulation, Training and Instrumentation awarded CAE contracts worth more than $70.0 million to provide an MH-47G Chinook combat mission simulator ("CMS"), begin design for refurbishment and upgrade of the existing MH-60K Black Hawk CMS, and provide desktop trainers and a reconfigurable part-task trainer for the Chinook and Black Hawk helicopters.

        CAE's Magnetic Anomaly Detection ("MAD") system generated more than $20.0 million in orders in fiscal year 2004. MAD was selected for the Turkish Navy's new CN235 aircraft and any additional maritime patrol aircraft procured by Turkey. It was also chosen for the Canadian Forces CP-140 Aurora Incremental Modernization program in a contract worth approximately $10.0 million. MAD will also be used in the new maritime patrol aircraft for the Japan Defence Agency ("JDA"). The latter's initial contract is valued at more than $7.0 million, with potential follow-up business valued at over $30.0 million depending on the number of aircraft procured by the JDA.

Results of Operations

(amounts in millions of Canadian dollars, except operating margins)	2004		2003	2002	2001	2000
Revenue		$472.8	445.7	461.8	329.3	309.6
EBIT		$52.6	73.6	65.6	18.8	2.2
Operating margins	%	11.1	16.5	14.2	5.7	0.7
Backlog		$1,270.2	1,253.3	1,378.3	971.9	1,048.4
Capital expenditures		$5.1	12.1	14.1	1.8	9.6

        Military's revenue for the year amounted to $472.8 million, $27.1 million higher than last year's $445.7 million. Strong performance was realized in service programs such as the CF-18 System Engineering Support program and Australian Defence Force Aerospace Simulation contract. Excluding the foreign exchange effect, revenue would have amounted to $496.1 million or $23.3 million higher than actual results.

        EBIT for the year amounted to $52.6 million, a $21.0 million or 29% decrease from the prior year. Higher marketing expenses for bids on major projects adversely affected these results. In addition, a change in the mix of programs, which currently are at the initial stage versus several programs at or near completion last year, impacted operating earnings. Approximately $4.8 million of the variance in cumulative EBIT is attributable to foreign exchange fluctuation.

        Backlog remained in excess of $1.2 billion as at March 31, 2004. This year's order intake of $507.1 million, 40% from the US market, reflects the award of several strategic contracts. This fiscal year's order intake was 78% higher than that of last year.

MARINE CONTROLS

Marine is a world leader in the supply of automation and control systems for both naval and commercial markets, having been selected to provide controls for almost 140 warships in 18 navies and over 450 commercial ships. Automation systems monitor and control the propulsion, electrical steering, ancillary, auxiliary and damage control systems while navigation systems allow a ship's crew to plan and navigate safe and efficient passage through the integration of electronic nautical charts with onboard sensors. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training (Astute) program awarded in fiscal 2002 and submarine training in Canada. The business also designs and manufactures power plant training simulators.

Operational Highlights

Continuing its successful participation on multi-year ship programs, Marine was selected for additional delivery of shipboard control systems by the Republic of Korea Navy ("ROKN"). This marked the fifth contract in a series of KDX-II class destroyers, and the tenth selection of CAE's integrated platform management system for the ROKN.

        Marine has established long-term relationships with its customers, as well as shipbuilders. This is well illustrated by the contracts obtained this year with the US Navy. Under the latter's DD(X) program, Marine was selected to provide its integrated platform management system technology through two contracts for the engineering control system and the fire suppression system valued at $25.0 million. Marine was also selected to supply $12.0 million of electric plant control systems for the largest and most advanced warships in naval history, the Nimitz-class aircraft carrier USS George H.W. Bush, as well as for the US Navy's LPD 21 USS New York, the latest LPD 17 class amphibious ship.

        Marine continues to maintain leading position in the supply of control systems for cruiseships. It won contracts during the year worth $8.5 million to supply Damatic™ automation systems for installation in five vessels, with one being the world's largest cruise ferry, owned by Norway's Color Line.

        In early 2004, the largest passenger ship ever built, the Queen Mary 2, began its service life. Aboard this ship is one of the largest marine control system implementations ever, CAE's software-based integrated automation system, which controls all of the Queen Mary 2's vital machinery, electrical and safety systems.

        CAE's power simulation group, representing about 10% of the Marine business in fiscal 2004, continues its focus on the upgrade market. It is performing the largest single power-plant simulator upgrade in the US since 1992 on Detroit Edison's Fermi2 simulator in Michigan. In fiscal 2004, CAE became the premier supplier of power-plant simulation technology in the US when the power simulation group was selected to refurbish the Fort Calhoun simulator of the Omaha (Nebraska) Public Power District.

Results of Operations

(amounts in millions of Canadian dollars, except operating margins)	2004		2003	2002	2001	2000
Revenue		$158.6	167.6	119.5	80.6	75.3
EBIT		$29.6	31.8	23.6	15.0	13.6
Operating margins	%	18.7	19.0	19.7	18.6	18.1
Backlog		$610.2	628.5	676.4	131.4	170.9
Capital expenditures		$5.9	19.8	18.8	1.6	0.5

Marine's revenues for the year of $158.6 million declined by 5% compared to last year. The decrease is a result of customer delays in the Astute and FAST Astute Class Training Services (ACTS) programs, which consequently lead to delays in recognition of revenues. In addition, cumulative revenue has been negatively impacted by foreign exchange fluctuations by approximately 5% or $7.3 million.

        Marine's segmented EBIT of $29.6 million for the year was $2.2 million below the same period last year. The year-over-year decline is primarily due to a negative foreign exchange effect of approximately $2.1 million. Excluding any foreign exchange impacts, EBIT would have been $31.7 million, in line with last year's results.

        The backlog decreased slightly by $18.3 million to $610.2 million compared to last year.

        Capital expenditures amounted to $5.9 million compared to $19.8 million last year, mainly due to the delays encountered with the FAST ACTS program.

Selected Quarterly Financial
Information (Unaudited)

Selected quarterly financial information for the eight most recently completed quarters ending March 31, 2004 is disclosed below:

SELECTED QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)

(in millions of Canadian dollars, unless otherwise noted)	1st	2nd	3rd	4th	FY 2003	1st	2nd	3rd	4th	FY 2004
Revenue	275.8	252.3	290.3	312.1	1,130.5	242.9	246.1	304.9	299.3	1,093.2
Earnings from
continuing operations	37.4	23.3	31.5	38.8	131.0	15.1	15.1	21.4	15.5	67.1
Net earnings per share
(basic and diluted) from
continuing operations	0.17	0.11	0.14	0.18	0.60	0.07	0.07	0.09	0.06	0.29
Net earnings	37.4	23.3	31.5	25.0	117.2	13.2	15.1	21.4	14.3	64.0
Net earnings per share
(basic and diluted)	0.17	0.11	0.14	0.11	0.53	0.06	0.07	0.09	0.05	0.27
Average number of shares
outstanding, in millions	219.3	219.4	219.4	219.4	219.4	219.7	220.0	246.5	246.6	233.2
Average exchange rate,
1 US dollar to 1 Cdn dollar	1.56	1.56	1.57	1.51	1.55	1.40	1.38	1.32	1.32	1.35

As CAE has transformed itself from a pure manufacturer to an integrated manufacturing/service offering business, its quarterly results will have less volatility as the training services business is more stable than being a supplier of equipment in a cyclical market. As training services grow and become a larger part of CAE's business, second quarter results will be lower than other quarters as less training services are required during the peak flying times of the traditional vacation periods.

        However, CAE's net earnings do not follow the seasonal training pattern as they are affected by equipment results, which can vary widely from quarter to quarter depending on progress made on contracts, and the timing of product delivery, together with their related margins. Furthermore, operating results may also be impacted by high sales and marketing activities in a quarter, depending on the bidding activities during the quarters.

        As a general trend, the military aerospace market is expected to remain strong, with governmental budgets remaining high for the foreseeable future. The large civil aerospace and business aircraft markets have been in a downturn from which they are expected to begin recovery by calendar 2006. In fiscal 2004, air passenger traffic climbed 13% globally, an indication that the civil aerospace industry is stabilizing.

        The decline in earnings compared to the prior year, starting in the first quarter of fiscal 2004 as compared to the prior quarters corresponds in timing to the significant weakening in the value of the US dollar against the Canadian dollar. The increase in the average number of shares outstanding, resulting from the issuance of common shares on September 30, 2003, impacted the earnings per share for fiscal 2004.

LIQUIDITY

The Company's financing needs are met through internally generated cash flow, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

        The Company plans to generate sufficient cash from operating activities to pay for capital expenditures and dividends. CAE expects to be able to repay contractual obligations maturing in 2005 and future years through cash on hand, cash generated from operations or by issuing new debt.

DIVIDENDS

CAE expects to pay annual dividends of approximately $30.0 million assuming the current number of common shares outstanding and the current dividend policy. These dividends are equal to $0.12 per common share on an annual basis, based on approximately 246 million common shares at March 31, 2004.

CONTRACTUAL OBLIGATIONS

        The table below is a summary of the Company's contractual obligations as at March 31, 2004, that are due in each of the next five years and thereafter.

Contractual Obligations (unaudited)

(amounts in millions of Canadian dollars)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt	613.2	11.5	343.7	39.2	218.8
Capital lease	23.7	2.0	4.1	3.2	14.4
Operating leases	814.8	92.2	174.1	134.8	413.7
Purchase obligations	73.7	27.0	20.2	17.1	9.4
Other long-term obligations	17.3	4.0	5.2	4.3	3.8

Total	1,542.7	136.7	547.3	198.6	660.1

The long-term debt includes $305.3 million drawn under CAE's committed credit facilities maturing in fiscal 2007. The total availability of the committed credit facilities is equal to $619.8 million.

        Rental expense related to operating lease was $92.5 million in fiscal 2004 compared to $87.4 million in fiscal 2003. The sale and leaseback of certain FFS installed in the Company's global network of training centres accounted for $41.7 million of the total rental expense.

        Other purchase obligations are related to agreements to purchase goods or services that are enforceable and legally binding on CAE and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Principally, the purchase obligations are related to agreements with subcontractors to provide services in the context of long-term contracts with the Company's clients.

        Other long-term obligations include a total of $10.5 million of repayments under various government assistance programs.

        At March 31, 2004, CAE had other long-term liabilities that were not included in the table. They consisted of some accrued pension liabilities and post-retirement benefits, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations of accrued employee pension liability and post-retirement benefits depend on various elements such as market returns, actuarial losses and gains and interest rate. As a result, management cannot accurately determine the timing and amount of cash needed for them. Future income tax liabilities were not included since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

        As at March 31, 2004, the Company had approximately US$130.7 million of accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. CAE also had accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $57.4 million.

CAPITAL RESOURCES

SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at March 31, 2004, was $619.8 million of which 49% ($305.3 million) was utilized. At March 31, 2003, the total available amount was $872.8 million, of which 52% ($451.9 million) was utilized. The decrease in total availability was due to the final repayment of $51.4 million (US$35.0 million) in June 2003, of a bridge facility of US$135.0 million. The decrease in total utilization was mainly due to the repayments made possible by the sale and leaseback transactions of $122.5 million completed in the first half of the year as well as the equity offering completed in September 2003 for an amount of $175.0 million representing 26.6 million shares.

        CAE was in full compliance with all bank covenants at March 31, 2004. It also had the ability to borrow under non-committed operating lines in various currencies for up to $28.2 million, of which $6.4 million was drawn as at March 31, 2004. Both the availability and utilization were lower than at March 31, 2003, where they stood at $89.0 million and $41.3 million respectively.

        As at March 31, 2004, CAE had long-term debt totalling $636.9 million, compared to long-term debt of $811.4 million at March 31, 2003. At March 31, 2004, the short-term portion of the long-term debt was $13.5 million compared to $13.4 million at March 31, 2003.

COMMITMENTS

CAE's commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. Research and development expenditures are incurred to provide new products to the marketplace, as alternative ways of training are developed and different types of simulators are needed for our clients' training needs.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $207.7 million at March 31, 2004, compared to $195.1 million at March 31, 2003. The increase was due to a large guarantee issued as credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction, offset by a reduction in advance payment and contractual performance guarantees in all three divisions.

SALE AND LEASEBACK TRANSACTIONS

        A key element of CAE's finance strategy to support the investment in its Civil training business is the sale and leaseback of certain of the FFS installed in the Company's global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e., the FFS is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the FFS as a capital expenditure, which is included as a fixed asset on the Company's balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE's cost to manufacture, approximately the margin CAE would record if it had a competed FFS sale to a third party, is recorded under long-term liabilities and recognized into earnings as applicable. This amount, after deducting the guaranteed residual value where appropriate, is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense. At the end of the term of the sale and leaseback transaction, the guaranteed residual value will be taken into income should no reduction occur in the value of the underlying simulators.

        The following is a summary at March 31, 2004, of the existing sale and leaseback transactions for simulators currently in service in Civil's training locations, accounted for as operating leases on CAE's financial statements:

SALE AND LEASEBACK TRANSACTIONS — CIVIL

(amounts in millions of Canadian dollars)	Fiscal Year	Number of Simulators	Lease Obligation	Initial Term (Years)	Imputed Interest Rate	Unamortized Deferred Gain	Residual Value Guarantee
SimuFlite	2002/03	6	$76.5	12	5.6%	$2.2	—
SimuFlite	2004	5	122.1	20	5.5%	5.6	—
Toronto Training Centre	2002	2	48.7	21	6.4%	17.3	$9.2
Air Canada Training Centre	2000	2	38.2	20	7.6%	15.3	8.3
Denver/Dallas Training Centers	2003	5	100.8	20	5.0%	34.5	—
Amsterdam Training Centre	2002	3	29.2	8	6.4%/9.8%	—	—
China Southern Joint Venture[1]	2003	5	26.5	15	3.0%	—	—
Others	—	7	37.3	10	3.2%2/7.3%/10.1%	15.6	15.6

		35	$479.3			$90.5	$33.1

Annual lease payments (upcoming 12 months)			$45.0

1
Joint venture in which CAE has a 49% interest.

2
Floating rate basis.

Future minimum lease payments for such arrangements, amounting to approximately $479.3 million as at March 31, 2004, are included in note 19 "Operating Lease Commitments" to the consolidated financial statements.

NON-RECOURSE PROJECT FINANCING

During 1997, the Company arranged project financing for the Medium Support Helicopter (MSH) program it entered into with the UK Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Plc (Aircrew). The capital value of the assets supplied by Aircrew is in excess of $200.0 million. The entity that owns the assets operated by the training centre is CVS Leasing Ltd. (in which CAE has a 14% interest). CAE manufactured and sold the simulators to CVS Leasing Ltd., and CVS Leasing Ltd. then leased this equipment to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company's results. Future minimum lease payments associated with the simulators leased to Aircrew amount to approximately $230.3 million as at March 31, 2004, and are included in the amount disclosed in note 19 "Operating Lease Commitments" to the audited consolidated financial statements as well as in the operating leases presented as contractual obligations in the liquidity section herein.

FOURTH QUARTER

EBIT

Consolidated EBIT for the fourth quarter amounted to $27.1 million, compared to $60.5 million for the same period the previous year. The decline was attributable to a substantially lower contribution from Civil, which saw a quarter-over-quarter drop in its EBIT of $17.5 million to $12.0 million in the fourth quarter. Military realized a 26% increase in EBIT this quarter versus the third quarter. However, on a year-over-year basis the Military EBIT was down 28% to $15.9 million. The decreases from Civil and Military were slightly offset by Marine, which reported a 3% increase in its EBIT over the prior year to reach $9.2 million.

        On a consolidated basis EBIT before restructuring charges of $10.0 million was $37.1 million, down 39% compared to the same period in the previous year. Restructuring charges consist of severance and other involuntary termination costs. The costs relate mainly to the workforce reduction in the Montreal plant of approximately 250 employees, following the Canadian government decision to attribute the CF-18 ADCTS simulation equipment contract to a competitor.

REVENUES

Consolidated revenue for the fourth quarter decreased by 4% to $299.3 million compared to the same period last year. On a segmented basis Military saw a 6% increase, attributed to higher activity from support services, certain land-based programs in Germany as well as the Gesi system program for the Italian Ministry of Defence. Civil's segmented revenue for the fourth quarter amounted to $128.9 million down from $137.7 million for the same period last year. Civil's decline was attributable to the adverse market conditions resulting in much lower equipment sales offset partially by higher training revenue. Marine's fourth quarter revenues dropped to $39.2 million from $50.7 million due to the impact of a contribution of $8.0 million on the completion of the Frigate 124 program in Germany last year.

CASH FLOW

Cash and short-term investments balances at the end of the fourth quarter amounted to $61.9 million, a decrease of $28.5 million compared to the third quarter, while the long-term debt, including the current portion, decreased by $49.3 million to $636.9 million resulting in $25.6 million negative cash flow for the quarter. Free cash flow (net cash provided by continuing operating activities less capital expenditures and dividends paid) for the quarter amounted to $54.3 million, up $105.8 million compared to the third quarter.

BACKLOG

Backlog for comparison purposes has been restated. For detailed discussion on the issues regarding the restatement see Civil's section of this MD&A. CAE's consolidated backlog as at March 31, 2004, was $2.9 billion, $107.9 million higher than the previous quarter.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated periodically and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenue and expenses. Actual results may differ from these estimates under different assumptions.

        CAE's critical accounting policies are those that it believes are the most important in determining its financial condition and results, and require significant subjective judgment by management. The Company considers an accounting estimate to be critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on CAE's financial condition or results of operations are likely to occur from period to period. A summary of the Company's significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

REVENUE RECOGNITION

CAE generates a significant portion of its revenue from long-term contracts in all of its three business segments. Revenue from long-term contracts is recognized using the percentage-of-completion method, where revenue, earnings and unbilled accounts receivable are recorded as related costs are incurred, on the basis of percentage costs incurred to date on a contract, relative to the anticipated total costs of completing the contract. The long-term nature of contracts involves considerable use of judgment and estimates in determining total costs and percentage of completion, as there are potential variances in scheduling, cost of materials, labour costs and productivity, and the impact of change orders that have to be considered.

        The Company conducts quarterly reviews of its total estimated costs on long-term contracts. The effect of any revision is accounted for by way of a cumulative catch-up in the period in which the revision takes place. Losses on contracts, if any, are recognized fully when first anticipated. Generally, the terms of long-term contracts provide for progress billing based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience.

        With the focus of the Civil business on training, the number and amount of long-term contracts is down considerably from prior years. The cost of an FFS is very predictable, particularly for repeat or common simulator types such as an A320 or B737. No revenue is recorded for FFSs built for CAE's own training centres. This cost is reflected as a capital expenditure. Revenue derived from training is recorded when the training event occurs.

        For Military, full flight mission simulators are more complex and the time to design and manufacture is at least two years. There are fewer repeat orders and the level of non-recurring cost in each simulator could be significant, making the predictability of total costs more difficult when compared to a Civil FFS.

        Marine contracts are also longer term in nature, usually multi-year, as the majority of the contracts are for real-time control systems requiring installation during the shipbuilding period. Most naval contracts involve supply of control systems for multiple ships of the same design with non-recurring effort for software engineering for first of class ship. The repeat ships are largely hardware with little software.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill is no longer amortized, but is instead subject to an annual assessment, or more frequently if events or circumstances indicate, of impairment by applying a fair value based test at the reporting unit level, which for CAE are Civil, Military and Marine. An impairment loss would be recognized to the extent that the carrying amount of goodwill for each reporting unit exceeds its estimated fair market value.

        The fair market values of the reporting units are derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates. Management uses judgment to estimate the fair market value of the reporting units, and changes in estimates can affect the value of the reported goodwill. The Company performs the annual review of goodwill as at December 31 of each year, and based on the impairment test performed as at December 31, 2003, CAE concluded that no goodwill impairment charge was required.

        CAE accounts for its business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that the Company identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations subsequently affect the amount of amortization expense to be recognized in future periods, over the intangible assets' estimated useful lives.

DEFERRED DEVELOPMENT COSTS

Where CAE intends to produce or market a product under development that is clearly defined, has identifiable costs, is technically feasible, and has a clearly defined market or use, and the Company expects to have the financial resources to complete the project, the costs associated with the project are deferred to the extent their recovery through future sales or use of the product is reasonably assured. This requires CAE to make judgments about the likelihood of recovery of the costs. If the Company determines that recovery of the costs through future sales or use is no longer likely, deferred costs are charged against earnings in the period in which it becomes likely that the costs will not be recovered. Once the project is complete, CAE amortizes the deferred costs by reference to sales or use of the product over a period not to exceed five years (refer to note 9 of the audited consolidated financial statements).

PRE-OPERATING COSTS

The Company defers expenditures incurred during the pre-operating period for all new training centres. Expenditures directly related to placing a new training centre into commercial service are incremental in nature and are considered by management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred costs is taken over five years in respect to Civil training operations and Marine operations, and over 20 years for the Military Medium Support Helicopter project, matching the term of the contract (refer to note 9 of the audited consolidated financial statements).

PENSION PLAN BENEFITS

CAE's obligations and expenses relating to pension benefits are determined using actuarial valuations, and are dependent on significant weighted average assumptions such as the long-term rate of return on plan assets, the discount rate for pension benefits obligations and the rate of compensation increase, as determined by management. While management believes these assumptions are reasonable, differences in actual results or changes in assumptions could have an impact on the obligations and expenses recorded by the Company. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and generally impact the obligations and expenses for future periods (refer to note 20 of the audited consolidated financial statements).

INCOME TAXES

CAE recognizes future income tax assets, resulting mainly from losses carryforward and deductible temporary differences. Management assesses the realization of these future tax assets regularly to determine whether a valuation allowance is required. Based on evidence, both positive and negative, the Company determines whether it is more likely than not that all or a portion of the future income tax assets will be realized. The factors considered include estimated future earnings based on internal forecasts, cumulative losses in recent years, history of loss carryforward other tax assets expiring unused, as well as prudent and feasible tax planning strategies.

CHANGES IN ACCOUNTING POLICIES

During the period covered by its financial statements, CAE implemented certain changes to its accounting policies in order to conform to CICA accounting standards.

STOCK-BASED COMPENSATION

Effective April 1, 2003, CAE commenced prospectively expensing its stock-based compensation using the fair value method, as prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Since that date, the compensation cost for the Company's stock options has been recognized in net earnings, with a corresponding credit to contributed surplus (refer to note 12 of the audited consolidated financial statements).

DISCLOSURE OF GUARANTEES

As at March 31, 2003, the Company adopted the CICA Accounting Guideline 14, Disclosure of Guarantees, which requires disclosure of information concerning certain types of guarantees that may require payments, contingent on specified types of future events (refer to note 13 of the audited consolidated financial statements).

IMPAIRMENT OF LONG-LIVED ASSETS

On April 1, 2003, the Company adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets, which requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. It replaces the impairment provision in Section 3061, Property, Plant and Equipment. The adoption of this standard did not have a material effect on consolidated financial statements.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

On April 1, 2003, the Company adopted CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and supersedes the former Section 3475, Discontinued Operations. Under this section, an asset classified as held for sale is measured at lower of its carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale. The adoption of this standard did not have any material effect on CAE's consolidated financial statements.

SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

The Company prospectively adopted the new CICA Emerging Issues Committee Abstract 134 (EIC-134)

Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) relating to exit or disposal activities after March 31, 2003. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employees' services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value. CAE applied these guidelines in EIC-134 for severance and other costs (as described in note 23 of the audited consolidated financial statements).

ACCOUNTING STANDARDS NOT YET IMPLEMENTED

HEDGING RELATIONSHIPS

The CICA amended in November 2002 and June 2003 its Accounting Guideline (AcG-13), Hedging Relationships. It provides the views of the Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this guideline, complete documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented.

        This new Section is applicable for the Company as at April 1, 2004. CAE's hedging relationships are documented according to related foreign exchange transactions, which in turn are continuously monitored to ensure effectiveness, and as such the adoption of this new recommendation is not expected to have a material impact on the Company's financial statements.

REVENUE RECOGNITION

In December 2003, the Emerging Issues Committee issued EIC-141, Revenue Recognition, summarizing the principles set forth in Staff Accounting Bulletin 101 (SAB 101) of the United States Securities and Exchange Commission and providing general interpretive guidance on the application of revenue recognition accounting principles. These recommendations are effective for CAE's fiscal year beginning April 1, 2004. The Company is not expecting the new recommendations to have a material impact on its consolidated financial statements.

REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

Also in December 2003, EIC-142, Revenue Arrangements with Multiple Deliverables, was issued. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities will be performed. These recommendations are effective for CAE's fiscal year beginning April 1, 2004. The Company is currently assessing the impact of the new recommendations on its consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In March 2004, the CICA issued a draft guideline of proposed amendments to its Accounting Guideline (AcG-15) titled Consolidation of Variable Interest Entities. The resulting guideline will be harmonized with the recently issued US guidance (FIN 46R) (see note 24 of the audited consolidated financial statements), and will be applicable for interim and annual periods beginning on or after November 1, 2004.

        This guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses and/or receive the majority of its expected residual returns. In other words, it establishes the consolidation criteria for VIEs based on a risks-and-rewards model rather than on a control-based model.

        The Company is currently evaluating the impact of this new guideline on its financial statements. It is anticipated that unless certain existing agreements are modified prior to the application of this standard, CAE may be required to consolidate certain assets previously sold to special-purpose entities and the related liabilities and non-controlling interests.

FINANCIAL INSTRUMENTS

The CICA issued revisions to Section 3860 of the CICA Handbook, Financial instruments — Disclosure and Presentation. The Section now clarifies how to account for certain financial instruments that have liability characteristics as well as equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities in the balance sheet. Many of these financial instruments were previously classified as equities. CAE does not currently have any instruments with these characteristics. Adopting this Section did not affect the Company's future consolidated financial statements.

EMPLOYEE FUTURE BENEFITS

In December 2003, new disclosure requirements for pensions and other employee future benefits were issued. The new disclosures include a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, the detail of the plan asset by major category, etc. This requirement will be applicable for CAE in the first quarter of fiscal 2005. However, as part of its ongoing disclosure, the Company already includes most of this information in its note disclosure.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

The CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation.

        The Company does not expect any significant impact on its consolidated financial statements with the adoption on April 1, 2004, of this new Section.

FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates, and changes in share price. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The Company does not hold or issue derivative financial instruments for speculative trading purposes. CAE deals only with sound counterparties in executing any of its derivative financial instruments.

        CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at March 31, 2004, CAE had $210.9 million Canadian equivalent in forward contracts compared to $102.9 million Canadian equivalent in forward contracts as at March 31, 2003. During the year CAE reviewed its foreign currency risk management policies and procedures while preparing for the April 1, 2004 implementation of the CICA Accounting Guideline on Hedging Relationships, and CAE's hedging strategy evolved from primarily hedging on a net foreign currency cash flow basis to more specific contract hedging. The total unrealized gain as of March 31, 2004 is $1.6 million compared to $2.7 million as of March 31, 2003.

        CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed-rate versus floating-rate debt on its long-term debt was 45%-55% respectively as at March 31, 2004. Part of the change in that mix since March 31, 2003, where it stood at 38%-62% respectively, is due mainly to the reduction in utilization of the committed bank facilities where the borrowings are all at floating rates. CAE had interest rate swaps converting mostly floating-rate long-term debt into fixed-rate term debt totalling $114.6 million which if marked to market at that date would result in a loss of $2.6 million compared to a loss of $10.3 million as of March 31, 2003.

        As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the DSU program. In March 2004, the Company entered into a hedging contract to reduce its cash and earnings exposure to the fluctuation in the Company's share price relating to the DSU program. As at March 31, 2004, the hedging contract covered 700,000 shares of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

CAE's articles of incorporation authorize the issuance of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. To date, the Company has not issued any preferred shares. At March 31, 2004, CAE had 246,649,180 common shares issued and outstanding. As at the same date, the Company had 8,128,370 options outstanding, of which 2,887,000 were exercisable.

SYSTEMS, PROCEDURES AND CONTROLS

CAE management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company's Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

MANAGEMENT AND AUDITORS' REPORTS

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The consolidated financial statements contained in this Annual Report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles and include when necessary some estimates based on management best judgment. Financial information presented elsewhere in the Annual Report is under management responsibilities and consistent with that contained in the accompanying financial statements.

        CAE's policy is to maintain internal accounting and administrative systems, combined with disclosure control of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

        The Board of Directors is responsible for ensuring that Management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements through its Audit Committee, consisting solely of outside directors, which reviews the consolidated financial statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and to satisfy itself that each party is properly discharging its responsibilities. Both external auditors and internal auditors have free access to the Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal controls and financial reporting.

        The financial statements have been reviewed by the Audit Committee and, together with the other required information in the Annual Report, approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided below.

D.H. BURNEY President and Chief Executive Officer	P.G. RENAUD Executive Vice President, Chief Financial Officer and Secretary

Montreal, Canada
May 11, 2004

AUDITORS' REPORT

To the Shareholders of CAE Inc.

We have audited the Consolidated Balance Sheets of CAE Inc. as at March 31, 2004 and 2003, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003, and the results of its operations and cash flows for each of the years in the three-year period ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Montreal, Canada
May 11, 2004

Comments by Auditors for US Readers on Canada-US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 11, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Montreal, Canada
May 11, 2004

CONSOLIDATED BALANCE SHEETS

as at March 31 (amounts in millions of Canadian dollars)	2004	2003
Assets
Current assets
Cash and cash equivalents	$61.9	$17.1
Short-term investments	—	2.6
Accounts receivable (note 4)	390.9	373.1
Inventories (note 5)	154.8	136.3
Prepaid expenses	20.7	14.0
Income taxes recoverable	52.0	25.7
Future income taxes (note 14)	1.8	3.5

	682.1	572.3
Restricted cash	7.0	14.4
Assets of discontinued operations (note 3)	—	50.0
Property, plant and equipment, net (note 6)	843.0	930.4
Future income taxes (note 14)	93.8	85.7
Intangible assets (note 7)	155.2	171.7
Goodwill (note 8)	343.8	366.8
Other assets (note 9)	168.4	165.2

	$2,293.3	$2,356.5

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$350.0	$413.3
Deposits on contracts	91.1	101.2
Long-term debt due within one year (note 10)	13.5	13.4
Future income taxes (note 14)	51.1	42.4

	505.7	570.3
Liabilities of discontinued operations (note 3)	—	17.9
Long-term debt (note 10)	623.4	798.0
Deferred gains and other long-term liabilities (note 15)	155.6	139.6
Future income taxes (note 14)	89.8	80.5

	1,374.5	1,606.3

Shareholders' equity
Capital stock (note 11)	367.5	190.5
Contributed surplus (note 12)	1.3	—
Retained earnings	562.1	531.2
Currency translation adjustment (note 21)	(12.1)	28.5

	918.8	750.2

	$2,293.3	$2,356.5

Commitments and contingencies (notes 17 and 19)

Approved by the Board:

D.H BURNEY Director	L.R. WILSON Director

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2004	2003	2002
Revenue
Civil Simulation and Training	$461.8	$517.2	$545.2
Military Simulation and Training	472.8	445.7	461.8
Marine Controls	158.6	167.6	119.5

	$1,093.2	$1,130.5	$1,126.5

Earnings before interest, income taxes and discontinued operations
Civil Simulation and Training	$39.4	$116.2	$158.8
Military Simulation and Training	52.6	73.6	65.6
Marine Controls	29.6	31.8	23.6
Restructuring Costs (note 23)	(10.0)	—	(7.0)

Earnings before interest, income taxes and discontinued operations	111.6	221.6	241.0
Interest on debt (note 10 (ix))	30.0	34.1	26.1
Other interest income, net	(6.1)	(3.7)	(3.4)

Earnings before income taxes and discontinued operations	87.7	191.2	218.3
Income taxes (note 14)	20.6	60.2	69.9

Earnings from continuing operations	$67.1	$131.0	$148.4
Results of discontinued operations (note 3)	(3.1)	(13.8)	1.1

Net earnings	$64.0	$117.2	$149.5

Basic and diluted earnings per share from continuing operations	$0.29	$0.60	$0.68

Basic and diluted net earnings per share	$0.27	$0.53	$0.69

Weighted average number of common shares outstanding	233.2	219.4	217.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

years ended March 31 (amounts in millions of Canadian dollars)	2004	2003	2002
Retained earnings at beginning of year	$531.2	$440.4	$315.9
Share issue costs (net of taxes of $2.4 million)	(5.1)	—	—
Net earnings	64.0	117.2	149.5
Dividends	(28.0)	(26.4)	(25.0)

Retained earnings at end of year	$562.1	$531.2	$440.4

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

years ended March 31 (amounts in millions of Canadian dollars)	2004	2003	2002
Operating activities
Earnings from continuing operations	$67.1	$131.0	$148.4
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	75.4	70.6	43.1
Future income taxes	2.1	18.8	7.1
Investment tax credits	(22.8)	(18.6)	(19.0)
Stock-based compensation	1.3	—	—
Other	(6.3)	(18.1)	1.1
Increase in non-cash working capital (note 16)	(107.2)	(41.3)	(7.6)

Net cash provided by continuing operating activities	9.6	142.4	173.1
Net cash (used in) provided by discontinued operating activities	(3.9)	12.5	(15.9)

Net cash provided by operating activities	5.7	154.9	157.2

Investing activities
Purchase of businesses (note 2)	—	—	(757.6)
Proceeds from disposal of discontinued operations (note 3)	22.3	25.0	187.1
Short-term investments, net	2.6	18.8	101.5
Capital expenditures	(94.5)	(238.9)	(249.6)
Proceeds from sale and leaseback of assets	122.5	127.0	42.6
Deferred development costs	(12.7)	(13.3)	(31.1)
Deferred pre-operating costs	(10.4)	(10.7)	(15.1)
Other assets	(5.3)	(27.5)	(33.0)

Net cash provided by (used in) continuing investing activities	24.5	(119.6)	(755.2)
Net cash used in discontinued investing activities	—	(14.8)	(4.7)

Net cash provided by (used in) investing activities	24.5	(134.4)	(759.9)

Financing activities
Proceeds from long-term debt	525.3	270.0	755.8
Repayments of long-term debt	(650.4)	(326.3)	(195.6)
Dividends paid	(27.4)	(26.2)	(24.8)
Capital stock issuances (note 11)	176.4	3.5	6.1
Share issue costs	(7.5)	—	—
Other	1.4	(14.1)	(2.3)

Net cash provided by (used in) continuing financing activities	17.8	(93.1)	539.2
Net cash used in discontinued financing activities	—	(1.3)	(3.9)

Net cash provided by (used in) financing activities	17.8	(94.4)	535.3

Effect of foreign exchange rate changes on cash and cash equivalents	(3.2)	2.2	(0.6)

Net increase (decrease) in cash and cash equivalents	44.8	(71.7)	(68.0)
Cash and cash equivalents at beginning of year	17.1	88.8	156.8

Cash and cash equivalents at end of year	$61.9	$17.1	$88.8

Supplementary cash flow information (note 16)

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years ended March 31, 2004, 2003 and 2002 (amounts in millions of Canadian dollars)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of CAE Inc. and its subsidiaries ("CAE" or "the Company") conform with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP). The significant differences are described in note 24.

NATURE OF OPERATIONS

CAE designs and provides simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers and marine vessel operators.

        CAE's flight simulators replicate aircraft performance in normal and abnormal operations and a comprehensive set of environmental conditions, utilizing visual systems with an extensive database of airports, other landing areas and flying environments and motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE operates a global network of training centres in locations around the world.

        The Company also provides simulators and training services for sea- and land-based activities and supplies marine automation systems for military and civil applications. CAE's marine control systems monitor and control propulsion, electrical steering, ancillary, auxiliary and damage control systems.

CONSOLIDATION

The consolidated financial statements include the accounts of CAE Inc. and all subsidiaries. All inter-corporate accounts and transactions have been eliminated. Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of subsidiaries are included from the respective dates of acquisition. Portfolio investments are accounted for using the cost method.

REVENUE RECOGNITION

Revenue from long-term contracts for building simulators and controls systems is recognized using the percentage-of-completion method where revenue, earnings and unbilled accounts receivable are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date on a contract, relative to the estimated total costs to complete that contract. Revisions in cost and earnings estimates during the term of the contract are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Generally, the terms of long-term contracts provide for progress billings based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience. No right of return or complimentary upgrades are provided to customers. Post-delivery customer support is billed separately and revenue is recorded ratably over the support period.

        Training service revenues are recognized in the period such services are provided. All other revenue is recorded and related costs transferred to cost of sales at the time the product is delivered and the benefits and the risks of ownership associated with the product are transferred to the customer.

CASH AND CASH EQUIVALENTS

Cash consists of cash and cash equivalents, which are short-term, highly liquid investments with original terms to maturity of 90 days or less.

SHORT-TERM INVESTMENTS

Short-term investments include money market instruments and commercial paper carried at the lower of cost or market value.

INVENTORIES

Raw materials are valued at the lower of cost and replacement cost. Work in process is stated at the lower of average cost and net realizable value. The cost of work in process includes material, labour and an allocation of manufacturing overhead.

RESTRICTED CASH

Under the terms of subsidiaries external bank financing and some government-related sales contracts, the Company is required to hold a defined amount of cash as collateral.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at amortized cost. The declining balance and straight-line methods are used in computing amortization over the estimated useful lives of the assets. Useful lives are estimated as follows:

Building and improvements	20 to 40 years
Machinery and equipment	3 to 10 years
Simulators	12 to 25 years

        In fiscal year 2003, the Company changed the amortization period for Civil simulation equipment from 20 years to 25 years, to reflect the approximated useful life of the simulators. That change reduced the amortization expense by $3.7 million in fiscal 2003 as compared to fiscal 2002.

LEASES

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred. Gains on the sale and leaseback of simulators are deferred and the gains in excess of the residual value guarantees are amortized over the term of the lease.

        The residual value guarantees are to be recognized in the Company's earnings upon expiry of the related sale and leaseback agreement.

BUSINESS COMBINATIONS, GOODWILL AND INTANGIBLE ASSETS

The Company accounts for its business acquisitions using the purchase method. Goodwill represents the cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired. Goodwill acquired in a business combination is accounted for under CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section requires that goodwill not be amortized. The fair value is to be assessed at least annually and, if necessary, is written down to such fair value for any impairment.

        Intangible assets are recorded at their fair value at the date of acquisition of the related operating companies. Amortization is provided for all intangible assets on a straight-line basis over their estimated useful lives as follows:

	Amortization Period	Weighted Average Amortization Period
Trade names	20 to 25 years	21
Backlog and contractual agreements	1 to 20 years	10
Customer relationships	10 to 25 years	24
Other	12 to 20 years	16

INTEREST CAPITALIZATION

Interest costs relating to the construction of simulators and buildings for training centres are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the simulator is completed and ready for productive use.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company and each of its subsidiaries is the local currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Revenue and expense items are translated at average rates of exchange for the year. Translation gains or losses are included in the determination of earnings, except for gains or losses arising on translation of accounts of foreign subsidiaries considered self-sustaining, exchange gains and losses on inter-company account balances that form part of the net investment in foreign operations and gains or losses arising from the translation of foreign currency debt that has been designated as a hedge of the net investment in subsidiaries, which are reflected as a separate component of shareholders' equity.

        Earnings from continuing operations include a net foreign exchange gain of $10.6 million in 2004 or 5 cents per share (2003 — net foreign exchange gain of $6.1 million or 3 cents per share, 2002 — net foreign exchange loss of $1.2 million or 1 cent per share).

RESEARCH AND DEVELOPMENT COSTS

Research costs are charged to earnings in the periods in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet the criteria for deferral. Government assistance arising from research and development costs is deducted from the related costs. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, over a period not exceeding five years.

PRE-OPERATING COSTS

The Company defers expenditures incurred during the pre-operating period for all new training centres. Expenditures directly related to placing a new training centre into commercial service are incremental in nature and are considered by management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred costs is taken over five years in respect to civil training operations and marine operations and over 20 years for the Medium Support Helicopter project, matching the term of the contract.

DEFERRED FINANCING COSTS

Costs incurred relating to the issuance of long-term debt are deferred and amortized over the term of the related debt.

INCOME TAXES

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized. Future income tax assets and liabilities are adjusted for the effects of subsequent changes in tax laws and rates on the date of enactment or substantive enactment.

        Investment tax credits arising from research and development activities are deducted from the related costs and are accordingly included in the determination of earnings in the same year as the related costs. Investment tax credits arising from the acquisition of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

        The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities involved certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities based on management's best estimates. Differences between the estimates and the ultimate amounts of taxes and investment tax credits are recorded in earnings at the time they can be determined.

PENSIONS

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The cost of pensions is actuarially determined using the projected benefits method calculated based on employee service, salary escalation and retirement age, together with the expected return on plan assets. For the purpose of calculating the expected return on plan assets, those assets are valued at fair market value.

        The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees.

STOCK-BASED COMPENSATION PLANS

The Company's stock-based compensation plans consist of an Employee Stock Option Plan (ESOP), an Employee Stock Purchase Plan (ESPP), a Deferred Share Unit (DSU) plan for executives and on April 1, 2003, the Company adopted a Long-Term Incentive Deferred Share Unit Plan (LTI-DSU), both of which (DSU and LTI-DSU) are described in note 12.

        In fiscal 2004, the Company adopted on a prospective basis the CICA recommendations issued in June 2003 and expensed prospectively the cost of stock options granted to employees using the fair value based method. A compensation expense is recognized for the Company's portion of the contributions made under the ESPP and for amounts due under the DSU and LTI-DSU plans. In fiscal 2004, compensation cost for CAE's stock options was recognized in net earnings with a corresponding credit of $1.3 million to contributed surplus using the fair value method of accounting for awards that were granted in May 2003.

        In fiscal 2003, CAE adopted the initial recommendations of CICA Section 3870, Stock-based Compensation and Other Stock-based Payments. The standard encouraged, but did not require, that the fair value based method for valuing stock options be used for transactions with employees. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. In note 12, pro forma net earnings and pro forma basic and diluted net earnings per share figures are presented as if the fair value based method of accounting had been used to account for stock options granted to employees during fiscal 2003. CAE's practice is to issue options in May of each fiscal year, whereby these options vest equally over four years. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to share capital together with any related stock-based compensation expense.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

        The foreign currency risk associated with certain purchase and sale commitments denominated in a foreign currency is hedged through a combination of forward contracts and options. The foreign currency realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

        Interest rate swap contracts are designated as hedges of the interest rate of certain financial instruments. The interest payments relating to swap contracts are recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the weighted average number of shares issued and outstanding. Diluted earnings per share is calculated by dividing net earnings available to common shareholders by the weighted average number of shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all dilutive potential common shares outstanding during the year using the treasury stock method.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Impairment of long-lived assets

On April 1, 2003, the Company adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets, which requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. It replaces the impairment provision in Section 3061, Property, Plant and Equipment.

        The adoption of this standard did not have any material effect on consolidated financial statements.

Disposal of long-lived assets and discontinued operations

On April 1, 2003, the Company adopted CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It supersedes the former Section 3475, Discontinued Operations.

        Under this section, an asset classified as held for sale is measured at the lower of its carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale. The adoption of this standard did not have any material effect on CAE's consolidated financial statements.

Severance, termination benefits and costs associated with exit and disposal activities

On April 1, 2003, the Company prospectively adopted the new CICA Emerging Issues Committee Abstract 134 (EIC-134), Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), relating to exit or disposal activities after March 31, 2003. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employees' services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value.

        CAE applied these guidelines for severance and other costs as described in note 23.

FUTURE CHANGES TO ACCOUNTING STANDARDS

Hedging relationships

The CICA amended in November 2002 and June 2003 its Accounting Guideline (AcG-13), Hedging Relationships. It provides the views of the Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this guideline, complete documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. This new Section is applicable for the Company on April 1, 2004.

        On April 1, 2004, CAE will continue to apply hedge accounting in accordance with the requirements prescribed by the Guideline.

Consolidation of variable interest entities

In March 2004, the CICA issued proposed amendments to its Accounting Guideline (AcG-15) titled Consolidation of Variable Interest Entities. The resulting guideline will be harmonized with the recently issued US guidance (FIN 46R) (see note 24), and is expected to be applicable for interim and annual periods beginning on or after November 1, 2004. The guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if such enterprise is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses and/or receive the majority of its expected residual returns. The Company is currently evaluating the impact of this draft guideline on its financial statements.

Employee future benefits

In December 2003, new disclosure requirements for pensions and other employee future benefits were issued. The new required disclosures include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, and the detail of the plan asset by major category. This requirement will be applicable for CAE in the first quarter of fiscal 2005.

Generally Accepted Accounting Principles and financial statement presentation

The CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The Company does not expect any significant impact on its consolidated financial statements with the adoption on April 1, 2004 of this new Section.

NOTE 2 — BUSINESS ACQUISITIONS

On March 31, 2003, the Company completed a technology investment in the marine navigation business by acquiring all of the issued and outstanding shares of the Norway-based HiTec Marine Automation AS (HiTec). No consideration was given for the purchase of the shares. The business provides marine navigation products and capabilities for both naval and commercial marine markets. This technology investment complements the Company's existing marine products and capabilities.

        During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company's move into aviation training, one which significantly improved the Company's access to the US defence market and one which provided immediate entry into the commercial marine control systems market. A summary description of each acquisition follows: On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc. (BAE Systems) located in Tampa, Florida, for a total cash consideration of US$76.0 million. The business has a well-established position in the US defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

        On August 1, 2001, the Company acquired all of the issued and outstanding shares of Valmarine AS of Norway (Valmarine), for a cash consideration of NOK238.6 million and a CAE share issuance of NOK125.4 million (or 1,419,919 common shares), based on the average closing price of CAE's shares for the 10 days prior to August 1. Valmarine is the global leader for marine control systems for the commercial market.

        On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. (Schreiner) for total cash consideration of €193.4 million. The business provides simulator and ground-school civil aviation training.

        On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, equipment in the amount of US$54.0 million was sold and leased back. SimuFlite is the world's second largest provider of business aviation training.

        These acquisitions were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.

        The net assets acquired are summarized as follows:

	2003	2002
(amounts in millions of Canadian dollars)	HiTec Marine Automation	BAE Systems	Valmarine	Schreiner	SimuFlite	Total
Current assets	$5.6	$36.2	$16.3	$15.3	$23.0	$90.8
Current liabilities	(13.3)	(65.8)	(8.7)	(37.0)	(8.2)	(119.7)
Property, plant and equipment	0.1	59.0	0.5	167.9	262.0	489.4
Intangible assets
Trade names	—	—	3.2	—	37.1	40.3
Customer relations	—	—	9.8	66.0	29.2	105.0
Customer contractual agreements	—	—	2.3	2.2	3.6	8.1
Other intangibles	1.2	2.5	3.1	—	7.0	12.6
Goodwill	1.6	104.2	40.4	102.8	106.3	353.7
Future income taxes	4.8	36.6	(3.9)	(34.2)	15.1	13.6
Long-term debt	—	(17.3)	—	(23.1)	(52.4)	(92.8)
Long-term liabilities	—	(36.1)	—	—	—	(36.1)

	—	119.3	63.0	259.9	422.7	864.9

Less: Sale and leaseback of assets	—	—	—	—	(86.2)	(86.2)
Shares issued (note 11)	—	—	(21.1)	—	—	(21.1)

Total cash consideration:	$—	$119.3	$41.9	$259.9	$336.5	$757.6

        The net assets of Schreiner, SimuFlite and approximately 10% of the net assets of BAE Systems are included in the Civil Simulation and Training segment. The balance of the net assets of BAE Systems is included in the Military Simulation and Training segment. Net assets of Valmarine and HiTec are included in the Marine Controls segment.

        The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

        There were certain adjustments to the assets and liabilities recorded in fiscal 2003 for certain of the businesses acquired. For Valmarine, the adjustment related to the final evaluation of other intangible assets. For Schreiner, the adjustment pertained to the accounting for simulators that were being built at the time the acquisition was completed. For SimuFlite, the adjustment resulted from a purchase price arbitration settlement. HiTec Marine Automation was adjusted in fiscal 2004, with the final evaluation of the tax liabilities and integration costs.

        The adjustments to the purchase price equation are summarized as follows:

	2004	2003
(amounts in millions of Canadian dollars)	HiTec Marine Automation	Valmarine AS	Schreiner	SimuFlite	Total
Current assets	$—	$(0.1)	$—	$(2.7)	$(2.8)
Current liabilities	0.7	—	(0.1)	(6.0)	(6.1)
Property, plant and equipment	—	—	—	3.2	3.2
Intangible assets	—	7.3	—	—	7.3
Goodwill	(0.7)	(2.9)	(11.6)	1.9	(12.6)
Future income taxes	—	(4.3)	(2.2)	—	(6.5)
Long-term debt	—	—	13.9	(3.3)	10.6

Total cash consideration:	$—	$—	$—	$(6.9)	$(6.9)

NOTE 3 — DISCONTINUED OPERATIONS

CLEANING TECHNOLOGIES

On February 28, 2002, the Company completed the sale of two of CAE's five Cleaning Technologies operations. The Company sold the shares of CAE Ransohoff Inc., ("Ransohoff") of Cincinnati, Ohio and CAE Ultrasonics Inc., of Jamestown, New York to the management of these operations. The total consideration was initially US$21.4 million, comprising US$9.2 million cash and a holdback of US$1.6 million payable 120 days from closing with the balance in the form of long-term subordinated notes receivable. In fiscal 2003, the total consideration was reduced by US$2.2 million based on an audit of the closing statement of financial position.

        On June 28, 2002, CAE sold the shares of CAE Cleaning Technologies Plc to the management of Ransohoff for a note receivable of $1.2 million (£0.5 million).

        On April 30, 2003, CAE completed the sale of certain assets of its German Cleaning Technologies operations for a cash consideration of €25,000, approximating book value. Subsequent to completing the sale, CAE incurred post-disposition costs with respect to the transfer of employees, resulting in a charge recorded in its results of Discontinued Operations of $2.6 million, net of income taxes — $1.7 million.

        On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration, after completion of the closing date audit of assets being sold was US$2.1 million. Of this amount, US$1.5 million has been received and the balance, US$0.6 million is due on the first anniversary from closing, July 31, 2004. In addition, the company is entitled to receive further consideration of US$1.0 million based on the future performance of the combined businesses over the 53-month period from closing. No value has been ascribed in these financial statements to this additional consideration.

FORESTRY SYSTEMS

On March 28, 2002, CAE completed the sale of its fibre screening business to the Advanced Fiber Income Fund (AFT) for cash proceeds of $162.0 million. Following the closing of this transaction, certain additional costs were incurred over the amounts estimated when the transaction was completed. As a result, CAE recorded in its loss from Discontinued Operations in fiscal 2003, an additional after tax cost of $3.2 million (income taxes — $1.1 million) for these adjustments.

        On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for cash consideration of $25.0 million and a further estimated payment at $10.0 million, included in other assets, based on the operating performance of the company in the three-year period following the closing date.

        On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. for a total cash consideration of $20.3 million. The Company is entitled to receive further consideration based on the performance of the business over the 30-month period following the closing. No value has been ascribed to this additional consideration in these financial statements.

        Summarized financial information for the discontinued operations is as follows:

(amounts in millions of Canadian dollars)	2004	2003	2002
Revenue
Cleaning Technologies	$1.7	$72.0	$86.5
Forestry Systems	3.1	20.8	193.5

	$4.8	$92.8	$280.0

Net earnings from Forestry Systems prior to measurement date, net of taxes (2002 — $4.0)	$—	$—	$8.5
Net (loss) gain from Forestry Systems after measurement date, net of taxes (2004 — $0.2; 2003 — $3.0; 2002 — $15.2)	(0.5)	(7.2)	17.7
Net loss from Cleaning Technologies after measurement date, net of taxes (2004 — $1.7; 2003 — $7.7; 2002 — $7.3)	(2.6)	(6.6)	(25.1)

Net (loss) earnings from discontinued operations	$(3.1)	$(13.8)	$1.1

		2004		2003
(amounts in millions of Canadian dollars)	Forestry Systems	Cleaning Technologies	Forestry Systems	Cleaning Technologies
Current assets	$—	$—	$11.5	$7.9
Property, plant and equipment, net	—	—	2.7	3.7
Goodwill	—	—	16.0	4.8
Other assets	—	—	0.8	2.6

	$—	$—	$31.0	$19.0

Assets of discontinued operations		$—		$50.0

Current liabilities	$—	$—	$12.8	$0.1
Other liabilities	—	—	0.9	4.1

	$—	$—	$13.7	$4.2

Liabilities of discontinued operations		$—		$17.9

NOTE 4 — ACCOUNTS RECEIVABLE

(amounts in millions of Canadian dollars)	2004	2003
Trade	$146.1	$126.1
Allowance for doubtful accounts	(8.1)	(12.1)
Unbilled receivables	206.4	189.7
Other receivables	46.5	69.4

	$390.9	$373.1

        Approximately $5.9 million of the March 2004 unbilled receivables are not expected to be recovered within one year (2003 — $6.0 million).

NOTE 5 — INVENTORIES

(amounts in millions of Canadian dollars)	2004	2003
Work-in-progress	$114.8	$115.3
Raw materials, supplies and manufactured products	40.0	21.0

	$154.8	$136.3

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT

			2004			2003
(amounts in millions of Canadian dollars)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$19.7	$—	$19.7	$19.2	$—	$19.2
Buildings and improvements	254.7	60.6	194.1	247.9	50.6	197.3
Machinery and equipment	169.0	127.8	41.2	175.4	117.6	57.8
Simulators	493.0	39.8	453.2	527.4	37.2	490.2
Assets under construction
Buildings	4.6	—	4.6	2.1	—	2.1
Equipment	130.2	—	130.2	163.8	—	163.8

	$1,071.2	$228.2	$843.0	$1,135.8	$205.4	$930.4

        Amortization of property, plant and equipment was $53.5 million in 2004 (2003 — $52.1 million, 2002 — $37.0 million).

NOTE 7 — INTANGIBLE ASSETS

			2004			2003
(amounts in millions of Canadian dollars)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Trade names	$34.6	$3.6	$31.0	$38.5	$2.3	$36.2
Customer relations	108.5	11.0	97.5	111.3	6.8	104.5
Customer contractual agreements	11.5	2.3	9.2	14.3	1.7	12.6
Other intangible assets	21.7	4.2	17.5	20.8	2.4	18.4

	$176.3	$21.1	$155.2	$184.9	$13.2	$171.7

        The continuity of intangible assets is as follows:

				2004				2003
(amounts in millions of Canadian dollars)	Civil Simulation and Training	Military Simulation and Training	Marine Controls		Civil Simulation and Training	Military Simulation and Training	Marine Controls
				Total				Total
Beginning balance	$140.1	$2.1	$29.5	$171.7	$141.5	$2.5	$19.4	$163.4
Additions	0.6	—	—	0.6	1.8	—	1.2	3.0
Purchase price adjustment (note 2)	—	—	—	—	—	—	7.3	7.3
Amortization	(6.8)	(0.1)	(1.9)	(8.8)	(7.5)	(0.2)	(2.0)	(9.7)
Foreign exchange	(6.6)	(0.2)	(1.5)	(8.3)	4.3	(0.2)	3.6	7.7

Ending balance	$127.3	$1.8	$26.1	$155.2	$140.1	$2.1	$29.5	$171.7

        The yearly amortization expense for the five following years will be approximately $8.8 million.

NOTE 8 — GOODWILL

The continuity of goodwill by reportable segment is as follows:

				2004
								2003
(amounts in millions of Canadian dollars)	Civil Simulation and Training	Military Simulation and Training	Marine Controls		Civil Simulation and Training	Military Simulation and Training	Marine Controls
				Total				Total
Beginning balance	$212.9	$107.6	$46.3	$366.8	$217.8	$114.7	$43.0	$375.5
Additions	—	—	—	—	—	—	1.6	1.6
Purchase price adjustment (note 2)	—	—	(0.7)	(0.7)	(9.7)	—	(2.9)	(12.6)
Foreign exchange	(12.5)	(7.4)	(2.4)	(22.3)	4.8	(7.1)	4.6	2.3

Ending balance	$200.4	$100.2	$43.2	$343.8	$212.9	$107.6	$46.3	$366.8

NOTE 9 — OTHER ASSETS

(amounts in millions of Canadian dollars)	2004	2003
Investment in and advances to CVS Leasing Ltd. (i)	$49.1	$43.7
Deferred development costs net of $5.6 million accumulated amortization (2003 — $0.2 million) (ii)	41.3	37.6
Deferred pre-operating costs net of $8.5 million accumulated amortization (2003 — $4.4 million)	27.7	27.7
Long-term receivables (iii)	18.4	15.1
Deferred financing costs net of $5.7 million accumulated amortization (2003 — $2.1 million)	11.7	12.7
Other	20.2	28.4

	$168.4	$165.2

  (i)
  The Company led a consortium which was contracted by the UK Ministry of Defence (MoD) to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter fleet of the Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.

    In connection with the contract, the Company has established a subsidiary, CAE Aircrew Training Plc (Aircrew), of which it owns 78% with the balance held by the other consortium partners. This subsidiary has leased the land from the MoD, has built the facility and operates the training centre, and has been consolidated with the accounts of the Company.

    In addition, the Company has a minority shareholding of 14% in, and has advanced funds to, CVS Leasing Ltd. (CVS), a company established to acquire the simulators and other equipment that are leased to Aircrew. CVS obtained project financing, which amounts to £65.0 million at March 31, 2004, and expires in October 2015. This financing is secured solely by the assets of CVS with no recourse to CAE.

  (ii)
  Research and development expenditures aggregated $93.6 million during the year (2003 — $115.2 million, 2002 — $104.7 million) of which $12.7 million representing qualifying development costs pursuant to CICA requirements (2003 — $13.7 million, 2002 — $30.1 million) was deferred and amortized. The Company has received government assistance of $13.9 million related to research and development expenditures during the year (2003 — $32.5 million, 2002 — $15.8 million), of which $2.3 million (2003 — $2.3 million, 2002 — $9.5 million) was recorded against deferred costs incurred to develop new products and $1.8 million (2003 — nil, 2002 — nil) was recorded against machinery and equipment with the balance being accounted for as a reduction of research and development expenses.

  (iii)
  The Company has established secured subordinated promissory notes in connection with the sale of its various Cleaning Technologies businesses totalling $13.0 million. The notes bear interest at rates ranging from 3% to 7%. Principal repayments commence in fiscal 2005 and extend to fiscal 2011.

NOTE 10 — DEBT FACILITIES
A. LONG-TERM DEBT

(amounts in millions of Canadian dollars unless otherwise indicated)		2004	2003
(i)	Senior notes	$161.5	$178.7
	Revolving unsecured term credit facilities,
(ii)	5 years maturing April 2006, US $350.0 and €100.0 (outstanding March 31, 2004 — $181.4, US$70.0 and €20.0, March 31, 2003 — $114.0 and US $195.0)	305.3	400.5
(iii)	18 months, matured June 2003, US$135.0 (outstanding March 31, 2004 — nil, March 31, 2003 — US$35.0)	—	51.4
(iv)	Term loan, maturing in April 2009 (outstanding March 31, 2004 — US$28.2, March 31, 2003 — US$32.5)	37.0	47.8
(v)	Term loan of £12.7, secured, maturing in October 2015 (outstanding March 31, 2004 — £8.9, March 31, 2003 — £10.1)	21.4	23.5
(vi)	Grapevine Industrial Development Corporation bonds, secured (US$27.0)	35.4	39.7
(vii)	Term loan of £31.8, secured, maturing September 2029 (outstanding March 31, 2004 — £21.8, March 31, 2003 — £17.5)	52.6	40.7
(viii)	Obligations under capital lease commitments	23.7	29.1

		636.9	811.4
Less: Long-term debt due within one year		13.5	13.4

		$623.4	$798.0

  (i)
  Pursuant to a private placement, the Company borrowed US$108.0 million and $20.0 million. These unsecured senior notes rank equally with term bank financings with fixed repayment amounts of $20.0 million in 2005, US$15.0 million in 2007, US$60.0 million in 2009 and US$33.0 million in 2012. Fixed interest is payable semi-annually in June and December at an average rate of 7.6% on the US amounts and 7.2% on the Canadian amount. The Company has entered into interest rate swap agreements converting the fixed interest rate into the equivalent of a three-month LIBOR borrowing plus 3.6% on US$33.0 million of the senior notes.

  (ii)
  These facilities (US$350.0 million and €100.0 million) are unsecured and the interest rate payable is based on LIBOR, BAs or EURIBOR plus 0.6%. As at the end of both fiscal years, an amount of $35.0 million has been fixed through a swap agreement until April 2006 at a rate of 5.0%. The facility of €100.0 million was not used as of March 31, 2003. The average interest rate at March 31, 2004 is 3.4% (2003 — 2.4%).

  (iii)
  The revolving credit facility of US$200.0 million which expired in June 2003 was unsecured and the interest rate payable was based on LIBOR plus 0.50%. This facility was repaid and cancelled in June 2003.

  (iv)
  The Company arranged project financing for its training centre in Sao Paulo, Brazil. This term loan is supported by a letter of credit for an amount equal to the outstanding obligations and is repayable semi-annually until April 30, 2009. This letter of credit replaces a pledge of the training assets (net book value of US$50.0 million) in place at March 31, 2003. Interest on the loan is charged at a rate of approximately 7.7%.

  (v)
  The Company arranged project financing for one of its subsidiaries to finance the Company's Medium Support Helicopter program for the MoD in the United Kingdom. The credit facility includes a term loan that is secured by the project assets of the subsidiary and a bi-annual repayment is required until 2015. The facility also includes a standby loan of £4.0 million and a working capital loan of £1.0 million, both maturing in October 2015. Interest on the loans is charged at a rate approximating LIBOR plus 1%. The Company has entered into interest rate swaps totalling $22.0 million (£9.1 million) fixing the interest rate at approximately 6.8%. The value of the assets pledged as collateral for the credit facility as at March 31, 2004 is $66.3 million (£27.5 million) (2003 — $59.9 million or £25.8 million (note 9 (i)).

  (vi)
  Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas for amounts of US$8.0 million and US$19.0 million and maturing respectively in 2010 and 2013. Real property improvements, fixtures and specified simulation equipment secure the bonds. The rates are set periodically by the remarketing agent based on market conditions. For the bonds maturing in 2010, the rate is set weekly and yearly. For the bonds maturing in 2013, the rates are subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2004, the combined rate for both series was approximately 1.15%. The security is limited to an amount not exceeding the outstanding balance of the loans which represents US$27.0 million as at March 31, 2004. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.

  (vii)
  The Company, in association with two other partners, arranged project financing for the delivery of training services on the Astute Class Submarine for the MoD in the United Kingdom. The Company's participation is 50%. The secured loans consist of a loan of £31.8 million split into three sections, a term loan expiring September 2029, an Equity Bridge loan expiring September 2029 and a Ramp Up Facility expiring August 2004. Interest payable amounts are based on LIBOR plus 0.60% for the term loan and the Equity Bridge loan and LIBOR plus 1.75% for the Ramp Up Facility. The loans are secured by fixed and floating charges over property and assets of the joint venture. The value, at CAE's participation of 50%, of the assets pledged is $50.2 million (£20.8 million) as at March 31, 2004 (2003 — $39.9 million or £17.2 million).

  (viii)
  These capital leases are related to the leasing of various simulators in CAE's subsidiaries. The cost associated with these simulators is $35.6 million (2003 — $41.1 million) and the accumulated amortization as at March 31, 2004 is $23.8 million (2003 — $19.5 million) for a net book value of $11.8 million (2003 — $21.6 million). The effective interest rate on obligations under capital leases which mature from June 2004 to March 2024 was approximately 5.0% (2003 — 5.1%).

  (ix)
  Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt are as follows:

(amounts in millions of Canadian dollars)
2005	$13.5
2006	31.4
2007	316.4
2008	32.0
2009	10.4
Thereafter	233.2

$636.9

        Details of interest on debt are as follows:

(amounts in millions of Canadian dollars)	2004	2003	2002
Long-term debt interest expense	$32.8	$37.1	$30.3
Short-term debt interest expense	0.5	0.2	1.9
Other financing charges	3.1	3.1	1.4
Allocation of interest expense to discontinued operations	—	(0.1)	(3.6)
Interest capitalized	(6.4)	(6.2)	(3.9)

Interest on debt	$30.0	$34.1	$26.1

        Certain of the Company's debt instruments include customary positive and negative covenants, including interest coverage, leverage ratios, and restrictions on the sale of assets. At March 31, 2004, the Company is in compliance with its debt covenants.

B. SHORT-TERM DEBT

The Company has unsecured bank lines of credit available in various currencies totalling $28.2 million, of which $6.4 million was used as at March 31, 2004. The effective rate on the short-term borrowings was 4.0% (2003 — 4.8%, 2002 — 5.6%).

NOTE 11 — CAPITAL STOCK

  (i)
  The Company's articles of incorporation authorize the issuance of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. To date, the Company has not issued any preferred shares.

  (ii)
  A reconciliation of the issued and outstanding common shares of the Company is as follows:

		2004		2003		2002
	Number of Shares	Stated Value	Number of Shares	Stated Value	Number of Shares (c)	Stated Value
Balance at beginning of year	219,661,178	$190.5	218,955,780	$186.8	216,399,856	$159.4
Stock options exercised	282,000	1.4	650,776	3.5	1,118,400	6.1
Stock dividends (a)	106,002	0.6	54,622	0.2	17,605	0.2
Shares issued (b)	26,600,000	175.0	—	—	1,419,919	21.1

Balance at end of year	246,649,180	$367.5	219,661,178	$190.5	218,955,780	$186.8

  (a)
  Until February 29, 2004, the Company's Dividend Reinvestment Plan (DRIP) provided that eligible shareholders (which covered all shareholders living wherever the shares were distributed) could elect to receive common stock dividends in lieu of cash dividends. As of March 1, 2004, eligibility has been limited to Canadian resident shareholders.

  (b)
  On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for cash proceeds of $175.0 million.

  (c)
  On June 20, 2001, the Board of Directors declared a 100% stock dividend in respect of the common shares in the capital of the Company, effectively achieving a two-for-one split of CAE's outstanding common shares. The stock dividend was payable to shareholders of record at the close of business on July 9, 2001, on the basis of one additional share for each common share held as of the Record Date. CAE's common shares commenced trading on a split basis on July 5, 2001 on the Toronto Stock Exchange. The Company ascribed no monetary value to the stock dividend. The number of shares and options, the option exercise prices and the basic and diluted net earnings per share figures have been restated retroactively to reflect the stock dividend.

  (d)
  The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	2004	2003	2002
Weighted average number of common shares outstanding — Basic	233,167,858	219,427,513	217,592,039
Effect of dilutive stock options	849,912	897,806	2,544,722

Weighted average number of common shares outstanding — Diluted	234,017,770	220,325,319	220,136,761

        Options to acquire 4,195,400 common shares (2003 — 3,198,000, 2002 — 1,474,628) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

NOTE 12 — STOCK-BASED COMPENSATION PLANS

EMPLOYEE STOCK OPTION PLAN

Under the long-term incentive program of the Company, options may be granted to officers and other key employees of the Company and its subsidiaries to purchase common shares of the Company at a subscription price of 100% of market value. Market value is determined as the closing price of the common shares on the Toronto Stock Exchange on the last day of trading prior to the effective date of the grant.

        At March 31, 2004, a total of 11,530,046 common shares remained authorized for issuance under the Plan. The options are exercisable during a period not to exceed six years and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options accrues over a period of four years of continuous employment. However, if there is a change of control of the Company, the options become immediately exercisable. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

        A reconciliation of the outstanding options is as follows:

	2004		2003		2002
For the years ended March 31
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	5,692,750	$9.37	4,999,078	$7.70	5,114,350	$5.70
Granted	3,536,320	$4.14	1,767,000	$12.71	1,698,012	$12.19
Exercised	(282,000)	$4.88	(650,776)	$5.62	(1,118,400)	$5.41
Forfeited	(718,400)	$6.98	(325,400)	$9.38	(692,884)	$7.71
Expired	(100,300)	$5.70	(97,152)	$9.10	(2,000)	$12.23

Options outstanding at end of year	8,128,370	$7.51	5,692,750	$9.37	4,999,078	$7.70

Options exercisable at end of year	2,887,000	$8.07	2,000,975	$6.78	1,417,878	$5.70

        The following table summarizes information about the Company's Employee Stock Option Plan as at March 31, 2004:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.08 to $5.07	3,932,970	4.39	$4.14	793,250	$4.18
$6.03 to $9.20	1,379,650	1.79	$6.85	1,081,500	$6.82
$12.25 to $14.60	2,815,750	3.73	$12.53	1,012,250	$12.45

Total	8,128,370	3.72	$7.51	2,887,000	$8.07

The assumptions used for purposes of the option calculations outlined in this note are presented below:

	2004	2003
Assumptions used in Black-Scholes options pricing model:
Dividend yield	1.290%	1.058%
Expected volatility	41.5%	46.5%
Risk-free interest rate	5.75%	5.26%
Expected life (years)	6	6
Weighted average fair value of options granted	$1.65	$5.84

DISCLOSURE OF PRO FORMA INFORMATION REQUIRED UNDER CICA HANDBOOK SECTION 3870

During the year ended March 31, 2003, the Company granted 1,767,000 options to purchase common shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. To compute the pro forma compensation cost, the Black-Scholes valuation model was used to determine the fair value of the options granted. Pro forma net earnings and pro forma basic and diluted net earnings per share are presented below:

(amounts in millions of Canadian dollars, except per share amounts)	2004	2003
Net earnings, as reported	$64.0	$117.2
Pro forma impact	$(2.5)	$(2.5)

Pro forma net earnings	$61.5	$114.7

Pro forma basic and diluted net earnings per share	$0.26	$0.52

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 10% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $3 on additional employee contributions, to a maximum of 2% of the employee's base salary. Matching contributions vest at the beginning of the third year following the year during which the employee contributions were made, provided employment has been continuous during that period. Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the Toronto Stock Exchange. The Company recorded compensation expense in the amount of $1.6 million (2003 — $1.9 million, 2002 — $1.9 million) in respect of employer contributions under the Plan.

DEFERRED SHARE UNIT PLAN

Effective May 1, 2000, the Company adopted a Deferred Share Unit (DSU) Plan for executives whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The Plan is intended to enhance the Company's ability to promote a greater alignment of interests between executives and the shareholders of the Company. A deferred share unit is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

        In fiscal 2000, the Company adopted a DSU Plan for non-employee directors. A non-employee director holding less than 10,000 common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. A non-employee director holding at least 10,000 common shares may elect to participate in the Plan in respect of part or all of his or her retainer and attendance fees. The terms of the Plan are essentially identical to the key executive DSU Plan except that the share price used to value the deferred share unit is based on the closing price per share of CAE common shares on the Toronto Stock Exchange on the day preceding the last business day of March, June, September and December.

        The Company records the cost of the DSU plan as compensation expense. As at March 31, 2004, 403,071 units were outstanding at a value of $2.3 million (2003 — 362,498 units at a value of $1.0 million; 2002 — 194,581 units at a value of $2.3 million). A total number of 36,978 units were redeemed during the fiscal year ended March 31, 2004 under both DSU plans in accordance with their respective plan text, for a total of $0.2 million. As at March 31, 2004 no DSU were cancelled.

LONG-TERM INCENTIVE — DEFERRED SHARE UNIT PLAN

During the year ended March 31, 2004, the Company adopted, as an element of its long-term incentive compensation plan, long-term deferred share units (LTI-DSU). This LTI-DSU partially replaced the grant of options under the Company's Stock Option Plan. LTI-DSUs have been granted to executives and managers of the Company. An LTI-DSU is equal in value to one common share of the Company based on quoted market value of the enterprise shares at a specific date, and subject to the Company plan. The LTI-DSU also accrued dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. The LTI-DSU vest equally over four years and can be redeemed for value upon retirement, death, disability or involuntary termination. The value is equal to the fair market value of the equivalent number of common shares of the Company, net of withholdings, in cash. In May 2003, the Company issued 1,441,011 LTI-DSU units. The expense recorded in fiscal 2004 with respect to these units was $1.4 million. On March 15, 2004, the Company entered into a hedging contract to reduce its earnings exposure to the fluctuations in the Company's share price (see note 13).

NOTE 13 — FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RISK

The Company entered into forward foreign exchange contracts totalling $210.9 million (buy contracts $13.8 million and sell contracts $197.1 million). The total unrealized gain as of March 31, 2004, is $1.6 million (on buy contracts $0.7 million and on sell contracts $0.9 million).

CONSOLIDATED FOREIGN EXCHANGE DEALS OUTSTANDING

(amounts in millions of Canadian dollars)	2004		2003
Currencies (Sold/Bought)	Notional Amount[1]	Average Rate	Notional Amount[1]	Average Rate
US/CA
Less than 1 year	96.5	0.7594	20.6	0.6222
Between 1 and 3 years	18.5	0.7569	—	—
CA/US
Less than 1 year	11.8	1.3145	4.4	1.4842
US/EUR
Less than 1 year	1.9	1.2294	21.2	1.0376
Between 1 and 3 years	—	—	1.9	0.8785
CA/EUR
Less than 1 year	—	—	20.9	1.6168
EUR/CA
Less than 1 year	5.6	0.6180	7.8	0.6168
Between 1 and 3 years	11.3	0.6007	7.8	0.6028
Between 3 and 5 years	—	—	6.7	0.5891
GBP/CA
Less than 1 year	9.3	0.4215	10.5	0.4404
Between 1 and 3 years	4.3	0.4326	1.1	0.4606
GBP/US
Less than 1 year	51.7	0.5482	—	—

	210.9		102.9

1
Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

CREDIT RISK

The Company is exposed to credit risk on billed and unbilled accounts receivable. However, its customers are primarily established companies with publicly available credit ratings or government agencies, factors that facilitate the monitoring of the risks. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to curtail it to the extent possible.

        The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

INTEREST RATE EXPOSURE

The Company bears some interest rate fluctuation risk on its variable rate long-term debt and some fair value risk on its fixed rate long-term debt. As at March 31, 2004, the Company has entered into five interest rate swap agreements with three different financial institutions to mitigate these risks for a total notional value of $114.6 million. One agreement, with a notional value of $43.2 million (US$33.0 million), has converted fixed interest rate debt into floating whereby the Company pays the equivalent of a three-month LIBOR borrowing rate plus 3.6% and receives a fixed interest rate of 7.8% up to June 2012. The remaining four contracts are converting floating interest rate debt into fixed for a notional value of $71.3 million whereby the Company will receive quarterly LIBOR and pay fixed interest payments as follows:

  •
  until April 2006 on $35.0 million, the Company will pay quarterly a fixed interest rate of 5.0%;

  •
  until September 2005 on $14.4 million (US$11.0 million), the Company will pay monthly a fixed annual interest rate of 5.0%;

  •
  until October 2011 on two contracts totalling $21.9 million (£9.1 million), the Company will pay quarterly fixed annual interest rate of 6.8%.

After considering these swap agreements, as at March 31, 2004, 45% of the long-term debt bears fixed interest rates.

STOCK BASED COMPENSATION COST

In March 2004, the Company entered into an equity swap agreement with a major Canadian institution to reduce its cash and earnings exposure to fluctuation in the Company's share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives on a monthly basis the economic benefit of dividends and share price appreciation while providing payments to the financial institution for the institution's cost of funds and any share price depreciation. The net effect of the equity swap partially offsets movements in the Company's share price impacting the cost of the DSU and LTI-DSU programs. As at March 31, 2004, the equity swap agreement covered 700,000 shares of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

  •
  cash and short-term investments, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the balance sheet, which represent an appropriate estimate of their fair values due to their near-term maturities;

  •
  capital leases are valued using the discounted cash flow method;

  •
  long-term debt value is estimated based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities;

  •
  interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place at the balance sheet date;

  •
  the forward foreign exchange contracts are represented by the estimated amounts that the Company would receive or pay to settle the contracts at the balance sheet date.

The fair value and the carrying amount of the financial instruments as at March 31 is as follows:

	2004		2003
(amounts in millions of Canadian dollars)	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Long-term debt	$664.6	$636.9	$837.8	$811.4
Net forward foreign exchange contracts	1.6	—	2.7	—
Interest rate swap contracts	(2.6)	—	(10.3)	—

LETTERS OF CREDIT AND GUARANTEES

As at March 31, 2004, CAE had outstanding letters of credit and performance guarantees in the amount of $207.7 million (2003 — $195.1 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions.

        The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction.

(amounts in millions of Canadian dollars)	2004	2003
Advance payment	$146.4	$159.9
Contract performance	22.5	32.4
Operating lease obligation	31.1	—
Others	7.7	2.8

Total	$207.7	$195.1

RESIDUAL VALUE GUARANTEES — SALE AND LEASEBACK TRANSACTIONS

Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $52.3 million of which $22.6 million matures in 2007, $12.3 million matures in 2008, $8.2 million in 2020 and $9.2 million in 2023. Of this amount, as at March 31, 2004, $33.1 million is recorded as deferred gain (2003 — $22.6 million).

INDEMNIFICATIONS

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities existing, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, which are not estimable. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows.

NOTE 14 — INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

(amounts in millions of Canadian dollars)	2004	2003	2002
Earnings before income taxes and discontinued operations	$87.7	$191.2	$218.3

Statutory income tax rates in Canada	32.8%	34.7%	37.4%
Income taxes at Canadian statutory rates	$28.7	$66.3	$81.6
Difference between Canadian statutory rates and those applicable to foreign subsidiaries	(2.7)	0.7	5.3
Manufacturing and processing allowance	(0.5)	(3.5)	(13.1)
Losses not tax effected	0.2	1.0	11.0
Tax benefit of losses not previously recognized	(5.6)	(1.1)	(6.7)
Non-taxable capital gain	(0.2)	(0.7)	(9.0)
Non-deductible items	3.3	(0.4)	1.8
Prior years' tax adjustments and assessments	(3.6)	(0.9)	1.1
Impact of change in income tax rates on future income taxes	0.7	(1.7)	0.4
Non-taxable research and development tax credits	(0.6)	(0.5)	(3.0)
Other	0.9	1.0	0.5

Total income tax expense	$20.6	$60.2	$69.9

Significant components of the provision for income tax expense attributable to continuing operations are as follows:

(amounts in millions of Canadian dollars)	2004	2003	2002
Current income tax expense	$17.0	$41.4	$62.8
Future income tax expense	3.6	18.8	7.1

Total income tax expense	$20.6	$60.2	$69.9

The tax effects of temporary differences that gave rise to future tax liabilities and assets are as follows:

(amounts in millions of Canadian dollars)	2004	2003
Non-capital loss carryforwards	$76.9	$91.1
Capital loss carryforwards	0.9	—
Investment tax credits	(14.3)	(18.9)
Property, plant and equipment	(62.2)	(56.0)
Employee pension plans	—	(2.0)
Amounts not currently deductible	13.7	21.1
Percentage of completion versus completed contract	(45.3)	(35.2)
Other	11.6	(2.8)

	$(18.7)	$(2.7)

Valuation allowance	(26.6)	(31.0)

Net future income tax liabilities	$(45.3)	$(33.7)

As of March 31, 2004, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately $171.3 million (US$130.7 million). For financial reporting purposes, a net future tax income asset of $38.6 million (US$29.5 million) has been recognized in respect of these loss carryforwards.

        The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $57.4 million. For financial reporting purposes, a net future income tax asset of $11.7 million has been recognized.

        The losses for income tax purposes expire as follows:

(amounts in millions of Canadian dollars)
Year of expiration	United States (US$)	Other Countries (C$)
2005	—	—
2006	16.5	—
2007	44.5	—
2008	27.2	—
2009	6.0	—
2010-2021	36.5	14.5
No expiration	—	42.9

	130.7	57.4

The valuation allowance relates principally to loss carryforward benefits where realization is not likely due to a history of loss carryforwards and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2004, $5.7 million (2003 — $21.1 million) of the valuation allowance balance was reversed when it became more likely than not that benefits would be realized.

NOTE 15 — DEFERRED GAINS AND OTHER LONG-TERM LIABILITIES

(amounts in millions of Canadian dollars)	2004	2003
Deferred gains on sale and leasebacks (i)	$90.5	$75.6
Deferred revenue and gains	33.9	33.1
Long-term portion of employee benefits obligation	10.9	11.2
Government cost sharing (note 18)	7.2	4.6
Other	13.1	15.1

	$155.6	$139.6

i
       The related amortization for the year amounts to $3.2 million (2003 — $2.1 million).

NOTE 16 — SUPPLEMENTARY CASH FLOW INFORMATION

Cash provided by (used in) non-cash working capital is as follows:

(amounts in millions of Canadian dollars)	2004	2003	2002
Accounts receivable	$(21.3)	$22.3	$(50.4)
Inventories	(19.0)	(3.1)	(23.8)
Prepaid expenses	(6.6)	(6.0)	1.9
Income taxes recoverable	4.8	23.1	36.9
Accounts payable and accrued liabilities	(56.4)	13.7	27.9
Deposits on contracts	(8.7)	(91.3)	(0.1)

	$(107.2)	$(41.3)	$(7.6)

Interest paid	$41.0	$38.8	$25.3
Income taxes paid	$8.3	$3.5	$8.2
Amortization of other assets	$13.1	$8.8	$3.2

NOTE 17 — CONTINGENCIES

Through the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters will have a material impact on its financial position.

NOTE 18 — GOVERNMENT COST SHARING

The Company has signed agreements with the Government of Canada whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain research and development programs for visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. Funding in the amount of $31.2 million related to the visual research and development programs was completed in 2001. Royalty payments for this program are estimated at $0.4 million in fiscal 2004 (2003 — $1.6 million). In fiscal 2002, funding of $41.4 million was approved for advanced civil flight simulation. In fiscal 2003, funding of $39.0 million was also approved to develop a military network simulation. The Company provided for $10.2 million of future repayments on these two programs in fiscal 2004. Funding for these programs is based on expenditures incurred by the Company. The amount of funding received in fiscal 2004 was $5.4 million (2003 — $20.2 million, 2002 — $15.8 million) and is now complete for the civil program and $8.5 million (2003 — $12.3 million, 2002 — nil) for the military program.

        These programs are repayable in the form of royalties to March 2013 based on future sales. The maximum amount of royalties payable under the visual program is $41.4 million. The maximum payment under the civil or military simulation programs, based on future sales, is $66.0 million and $53.6 million respectively.

NOTE 19 — OPERATING LEASE COMMITMENTS

Future minimum lease payments under operating leases are as follows:

(amounts in millions of Canadian dollars)	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total
Years ending March 31,
2005	$53.0	$37.8	$1.4	$92.2
2006	50.6	32.9	1.1	84.6
2007	65.2	24.1	0.2	89.5
2008	52.7	23.6	0.1	76.4
2009	35.5	22.8	0.1	58.4
Thereafter	313.5	100.1	0.1	413.7

	$570.5	$241.3	$3.0	$814.8

NOTE 20 — PENSIONS

The Company has two registered defined benefit plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. In addition, the Company maintains a supplemental arrangement to provide defined benefits for designated executives. This supplemental arrangement is solely the obligation of the Company and there is no requirement to fund it. The Company, however, is obligated to pay the benefits when they become due. Once the designated executive retires from the Company, the Company is required to secure the obligation for that executive. As at March 31, 2004, the Company has issued letters of credit totalling $11.9 million to secure the obligations under the Supplementary Plan.

        Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.

        The changes in the registered pension obligations and in the fair value of assets and the funded status of the registered defined benefit plans were as follows:

(amounts in millions of Canadian dollars)	2004	2003
Change in pension obligations
Pension obligation, beginning of year	$133.5	$117.1
Current service cost	3.4	3.8
Interest cost	8.6	7.6
Settlement of discontinued operations	(1.5)	—
Employee contributions	2.7	2.7
Loss on plan amendments	1.2	2.8
Pension benefits paid	(8.4)	(7.8)
Actuarial loss	—	7.3

Pension obligation, end of year	$139.5	$133.5

Change in fair value of plan assets
Fair value of plan assets, beginning of year	$105.6	$111.7
Actual return on plan assets	14.4	(7.3)
Pension benefits paid	(8.4)	(7.8)
Settlement of discontinued operations	(1.3)	—
Plan expenses	(0.3)	(0.3)
Employee contributions	2.7	2.7
Employer contributions	6.2	6.6

Fair value of plan assets, end of year	$118.9	$105.6

Funded status-plan deficit	$(20.6)	$(27.9)
Unrecognized net actuarial loss	34.4	45.0
Unamortized past service cost	5.8	5.2

Accrued net pension asset, end of year	$19.6	$22.3

The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Significant assumptions used in the calculation are as follows:

	2004	2003
Return on plan assets	6.5%	6.5%	[1]
Discount rate for pension benefit obligations	6.5%	6.5%
Compensation rate increase	2.75% to 5.25%	2.75% to 5.25%

1
Return on plan asset assumptions was changed from 9.0% to 6.5% during the second half of fiscal 2003.

The Company measures its benefit obligations and fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2001 for the employee registered plan, and March 28, 2002 for the designated executive registered plan. As at those dates, the combined pension plans have an excess of pension obligations over plan assets. The next required valuation will be as of December 31, 2004 for the employee registered plan and March 28, 2005 for the designated executive registered plan.

        The registered net pension expense for the years ended March 31 included the following components:

(amounts in millions of Canadian dollars)	2004	2003	2002
Current service cost	$3.4	$3.8	$3.5
Plan expenses	0.3	0.3	—
Interest cost on projected pension obligations	8.5	7.6	7.2
Expected return on plan assets	(6.7)	(7.2)	(10.6)
Amortization of net actuarial loss	2.2	0.8	—
Amortization of past service costs	0.4	0.2	0.1

Net pension expense	$8.1	$5.5	$0.2

Net pension expense	$8.1	$5.5	$0.2
Settlement and other loss	0.8	—	—

Net pension expense including settlement and other loss	$8.9	$5.5	$0.2

        With respect to the supplemental arrangement, the net pension expense for 2004 was $1.7 million (2003 — $1.7 million; 2002 — $1.6 million). The net pension expense for 2004 is made up of $0.8 million of current service cost (2003 — $0.8 million; 2002 — $0.7 million) and $0.9 million of interest cost on projected obligations (2003 — $0.9 million; 2002 — $0.9 million).

        The pension obligations relative to the supplemental arrangement were $14.6 million as at March 31, 2004 (2003  — $13.7 million; 2002 — $14.3 million). In fiscal 2003, the current service cost was $0.8 million, the interest cost on projected pension obligations was $0.9 million and the benefits paid were $0.9 million. In fiscal 2002, the current service cost was $0.8 million, the interest cost on projected pension obligations was $0.9 million and the benefits paid were $0.6 million. The total obligation for the Company, included in Long-Term Liabilities, as at March 31, 2004 was $15.4 million (2003 — $14.6 million). The difference between this obligation recognized by the Company and the pension obligation is the amount of unamortized actuarial gains of $0.8 million (2003 — $0.9 million).

NOTE 21 — CURRENCY TRANSLATION ADJUSTMENT

The change in the currency translation adjustment account included in shareholders' equity resulted from the translation to Canadian dollars of assets and liabilities of the Company's self-sustaining foreign operations, exchange gains or losses on inter-company account balances that form part of the net investments and foreign exchange gains or losses on long-term debt designated as hedges of the net investment in self-sustaining foreign operations.

        The net change in this account is as follows:

(amounts in millions of Canadian dollars)	2004	2003
Balance at beginning of year	$28.5	$(15.1)
Effect of changes in exchange rates during the year:
On net investment in self-sustaining subsidiaries	(62.2)	21.0
On certain long-term debt denominated in foreign currencies designated as a hedge of net investments in self-sustaining foreign subsidiaries	21.6	22.6

Balance at end of year	$(12.1)	$28.5

NOTE 22 — OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company's significant operating segments include:

(i)
Civil Simulation and Training — a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.

(ii)
Military Simulation and Training — a premier supplier of military flight and land-based simulators, visual and training systems.

(iii)
Marine Controls — a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive and offers different products and uses different technology and marketing strategies. The Company evaluates performance based on earnings before interest, income taxes and discontinued operations and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, restricted cash, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and deferred gains and other long-term liabilities.

        Prior to fiscal 2003, the Marine Controls segment was aggregated and presented with the Military Simulation and Training segment. In 2003, these segments were presented separately and accordingly comparative figures for fiscal 2002 have been restated in order to be consistent with the new basis of presentation.

        Financial information on the Company's operating segments is shown in the following table:

OPERATING SEGMENTS

(amounts in millions of Canadian dollars)	2004	2003	2002
Capital employed
Civil Simulation and Training	$1,041.8	$1,156.9	$1,057.3
Military Simulation and Training	301.8	247.7	187.3
Marine Controls	160.0	122.9	86.0
Other	(23.5)	(9.7)	11.8

Total capital employed	$1,480.1	$1,517.8	$1,342.4
Cash and cash equivalents	61.9	17.1	88.8
Restricted cash	7.0	—	—
Short-term investments	—	2.6	21.3
Income taxes recoverable	52.0	25.7	15.8
Accounts payable and accrued liabilities	350.0	413.3	420.5
Deposits on contracts	91.1	101.2	189.1
Future income taxes — short-term	1.8	3.5	28.9
Future income taxes — long-term	93.8	85.7	74.1
Deferred gains and other long-term liabilities	155.6	139.6	73.7
Assets of discontinued operations	—	50.0	123.8

Total assets	$2,293.3	$2,356.5	$2,378.4

Total assets by segment
Civil Simulation and Training	$1,327.3	$1,474.3	$1,380.9
Military Simulation and Training	503.6	442.6	444.6
Marine Controls	219.4	214.8	165.1
Assets of discontinued operations	—	50.0	123.8
Other	243.0	174.8	264.0

	$2,293.3	$2,356.5	$2,378.4

Additions and adjustments to goodwill
Civil Simulation and Training	$(12.5)	$(4.9)	$217.8
Military Simulation and Training	(7.4)	(7.1)	96.1
Marine Controls	(3.1)	3.3	43.1

	$(23.0)	$(8.7)	$357.0

Additions and adjustments to intangible assets
Civil Simulation and Training	$(6.0)	$6.1	$144.2
Military Simulation and Training	(0.2)	(0.2)	2.5
Marine Controls	(1.5)	12.1	19.7

	$(7.7)	$18.0	$166.4

Capital expenditures
Civil Simulation and Training	$83.5	$207.0	$216.7
Military Simulation and Training	5.1	12.1	14.1
Marine Controls	5.9	19.8	18.8

	$94.5	$238.9	$249.6

Amortization of property, plant and equipment
Civil Simulation and Training	$38.3	$37.8	$24.4
Military Simulation and Training	12.7	11.0	10.9
Marine Controls	1.6	3.0	1.6
Other	0.9	0.3	0.1

	$53.5	$52.1	$37.0

OPERATING SEGMENTS

(amounts in millions of Canadian dollars)	2004	2003	2002
Amortization of intangible assets
Civil Simulation and Training	$6.8	$7.5	$2.7
Military Simulation and Training	0.1	0.2	—
Marine Controls	1.9	2.0	0.3

	$8.8	$9.7	$3.0

Amortization of other assets
Civil Simulation and Training	$10.1	$5.3	$2.5
Military Simulation and Training	1.4	1.6	0.6
Other	1.6	1.9	—

	$13.1	$8.8	$3.1

GEOGRAPHIC INFORMATION

(amounts in millions of Canadian dollars)	2004	2003	2002
Revenue from external customers based on their location
Canada	$128.5	$89.0	$102.7
United States	338.2	329.5	347.0
United Kingdom	110.6	149.7	127.4
Germany	137.5	119.1	91.2
Other European countries	177.6	156.2	173.8
Other countries	200.8	287.0	284.4

	$1,093.2	$1,130.5	$1,126.5

Property, plant and equipment, goodwill and intangible assets
Canada	$224.8	$226.1	$126.6
United States	443.1	577.6	579.0
Europe	619.8	582.0	520.6
Other countries	54.3	83.2	151.2

	$1,342.0	$1,468.9	$1,377.4

NOTE 23 — RESTRUCTURING COSTS

On April 5, 2004, the Company announced employee layoffs, of which 85% were based in Montreal. A restructuring charge of $8.2 million, related to these employees, to cover severance and other costs has been recorded in the results of the fourth quarter of fiscal year 2004, in accordance with the CICA's EIC-134, Accounting for Severance and Termination Benefits.

        The $8.2 million liability is included in the Company's balance sheet under the accounts payable and accrued liabilities line. This liability is expected to be fully used during the first quarter of fiscal year 2005. Earlier during the fourth quarter of fiscal year 2004, the Company incurred $1.8 million in severance costs for Montreal-based employees. The total restructuring costs incurred during the fourth quarter of fiscal year 2004 amount to $10.0 million.

NOTE 24 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

        Additional disclosures required under US GAAP have been provided in the accompanying financial statements and notes.

        The reconciliation of net earnings in accordance with Canadian GAAP to conform to US GAAP is as follows:

Years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2004	2003	2002
Earnings from continuing operations for the year in accordance with Canadian GAAP	$67.1	$131.0	$148.4
Deferred development costs, net of tax recovery of $1.2 (2003 — $2.7), (2002 — $5.0) (A)	(2.5)	(5.8)	(10.6)
Deferred pre-operating costs, net of tax expense of $0.3 (2003 — $0.4), (2002 — $4.1) (B)	(0.2)	(0.8)	(8.8)
Derivative instruments, net of tax recovery of $4.3 (2003 — $7.7) (2002 — $0.2) (D)	(9.1)	(16.7)	(0.5)
Leases net of tax expense of $2.5 (2003 — $0.9), (2002 — tax recovery $0.8) (H)	5.3	2.0	(1.8)
Foreign exchange gain on purchase of subsidiary in 2002, net of tax of $3.7 (F)	—	—	7.9

Earnings from continuing operations before cumulative effect of accounting change — US GAAP	60.6	109.7	134.6
Discontinued operations	(3.1)	(13.8)	1.1

Net earnings before cumulative effect of accounting change — US GAAP	57.5	95.9	135.7
Cumulative effect on prior years of accounting change (D) (E)	—	—	5.3

Net earnings for the year in accordance with US GAAP	$57.5	$95.9	$141.0

Basic and diluted earnings per share from continuing operations in accordance with US GAAP	0.26	0.50	0.62

Basic and diluted results per share from discontinued operations in accordance with US GAAP	(0.02)	(0.07)	0.01

Basic and diluted net earnings per share before cumulative effect of accounting change in accordance with US GAAP	0.24	0.43	0.63

Basic and diluted net earnings per share in accordance with US GAAP	0.24	0.43	0.65

Dividends per common share	0.12	0.12	0.11

Weighted average number of common shares outstanding	233.2	219.4	217.6

Comprehensive income

(amounts in millions of Canadian dollars)	2004	2003	2002
Net earnings in accordance with US GAAP	$57.5	$95.9	$141.0
Accumulated minimum pension liability, net of taxes of $4.2 (2003 — $10.8)	9.1	(23.5)	—
Foreign currency translation adjustments	(40.1)	36.8	(1.5)

Comprehensive income	$26.5	$109.2	$139.5

Accumulated Other Comprehensive Loss in accordance with US GAAP

(amounts in millions of Canadian dollars)	2004	2003	2002[1]
Beginning balance	$(1.8)	$(15.1)	$(13.6)
Currency translation adjustments	(40.1)	36.8	(1.5)
Change in minimum pension liability	9.1	(23.5)	—

Ending balance	$(32.8)	$(1.8)	$(15.1)

1
        The beginning balance of 2002 is composed only of currency translation adjustments.

The cumulative effect of these adjustments on the shareholders' equity of the Company is as follows:

(amounts in millions of Canadian dollars)	2004	2003
Shareholders' equity in accordance with Canadian GAAP	$918.8	$750.2
Deferred development costs, net of tax of $13.4 (2003 — $12.2), (2002 — $9.5) (A)	(27.9)	(25.4)
Deferred pre-operating costs, net of tax of $8.8 (2003 — $9.1), (2002 — $8.7) (B)	(18.9)	(18.7)
Derivative instruments, net of tax expense of $9.8 (2003 — tax expense $5.5), (2002 — tax recovery $2.2) (D)	(21.0)	(11.9)
Foreign currency translation adjustments (I)	(6.6)	(6.6)
Leases, net of tax recovery of $3.0 (2003 — tax recovery $0.5), (2002 — tax expense $0.4) (H)	6.0	0.7
Foreign exchange gain on purchase of subsidiary, net of tax of $3.7 (2003 — $3.7), (2002 — $3.7) (F)	7.9	7.9
Minimum pension liability, net of tax of $6.6 (2003 — $10.8), (2002 — nil) (J)	(14.4)	(23.5)

Shareholders' equity in accordance with US GAAP	$843.9	$672.7

        The balance sheets in accordance with US GAAP as at March 31, 2004 and March 31, 2003 are as follows:

		March 31, 2004		March 31, 2003
as at March 31 (amounts in millions of Canadian dollars)	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Assets
Cash and cash equivalents		$61.9	$61.9	$17.1	$17.1
Short-term investments	C	—	—	2.6	2.6
Accounts receivable		390.9	390.9	373.1	373.1
Derivative instruments	D	—	1.6	—	2.7
Inventories		154.8	154.8	136.3	136.3
Prepaid expenses	H	20.7	17.3	14.0	9.6
Income taxes recoverable		52.0	52.0	25.7	25.7
Future income taxes		1.8	1.8	3.5	3.5

		$682.1	$680.3	$572.3	$570.6

Restricted cash		7.0	7.0	14.4	14.4
Assets of discontinued operations		—	—	50.0	50.0
Property, plant and equipment, net	H	843.0	921.9	930.4	1,018.9
Future income taxes	A,B,D,F,H,J	93.8	125.5	85.7	119.1
Intangible assets	J	155.2	161.0	171.7	176.9
Goodwill	F	343.8	355.4	366.8	378.4
Other assets	A,B	168.4	99.3	165.2	99.9

		$2,293.3	$2,350.4	$2,356.5	$2,428.2

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	H	$350.0	$349.2	$413.3	$411.0
Deposits on contracts		91.1	91.1	101.2	101.2
Derivative instruments	D	—	32.7	—	20.4
Long-term debt due within one year	H	13.5	25.8	13.4	30.0
Future income taxes		51.1	51.1	42.4	42.4

		$505.7	$549.9	$570.3	$605.0
Liabilities of discontinued operations		$—	$—	$17.9	17.9
Long-term debt	H	623.4	717.0	798.0	900.6
Deferred gains and other long-term liabilities	H,J	155.6	149.8	139.6	151.5
Future income taxes		89.8	89.8	80.5	80.5

		$1,374.5	$1,506.5	$1,606.3	$1,755.5

Shareholders' equity
Capital stock	G,K	$367.5	$611.7	$190.5	$439.8
Contributed surplus		1.3	1.3
Retained earnings	A,B,D,E,F,G,H,K	562.1	263.7	531.2	234.7
Currency translation adjustment		(12.1)	—	28.5	—
Accumulated other comprehensive loss	C,H,J	—	(32.8)	—	(1.8)

		$918.8	$843.9	$750.2	$672.7

		$2,293.3	$2,350.4	$2,356.5	$2,428.2

RECONCILIATION ITEMS

A)    Deferred development costs

Under US GAAP, development costs are charged to expense in the period incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral. The difference between US GAAP and Canadian GAAP represents the gross development costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

B)    Deferred pre-operating costs

Under US GAAP, pre-operating costs are charged to expense in the period incurred. Under Canadian GAAP, the amounts are deferred and amortized over five to 20 years based on the expected period and pattern of benefit of the deferred expenditures. The difference between US GAAP and Canadian GAAP represents the gross pre-operating costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

C)    Portfolio investments

Under Canadian GAAP, portfolio investments (short-term investments) are accounted for at the least of cost and market value. Under US GAAP, portfolio investments are classified as held to maturity and thus are recorded at amortized cost. There is no material difference for US GAAP purposes. The investments held at March 31, 2003 had maturity dates of within one month of March 31, 2003.

D)    Derivative financial instruments

Under Canadian GAAP, the nature and fair values of derivative financial instruments, all of which are entered into for hedging purposes, are disclosed. The Company recognizes the gains and losses on forward contracts in income concurrently with the recognition of the transactions being hedged. The interest payments relating to swap contracts are recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Under US GAAP, all derivatives are recorded on the balance sheet at fair value. Realized and unrealized gains and losses resulting from the valuation of derivatives (including embedded derivatives in purchase and sale contracts) at market value are recognized (against interest expense for interest rate swap and against revenues or cost of goods sold for the foreign exchange contracts) as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company does not apply the optional hedge accounting provisions of SFAS 133 and 138.

        Upon the initial adoption of SFAS 133 and 138 on April 1, 2001, the cumulative effect of the accounting change resulted in an increase in net earnings of $5.3 million net of taxes of $2.4 million.

E)    Adjustments for changes in accounting policies

Under US GAAP, the cumulative effect of certain accounting changes must be included in earnings in the year of the change. Under Canadian GAAP, the impact is reflected through retained earnings.

F)    Foreign exchange gain on purchase of subsidiary

Under Canadian GAAP, upon the purchase of Schreiner, a foreign exchange gain was recorded in fiscal 2002 as a reduction of goodwill on the forward contract hedge of the foreign currency denominated purchase price. Under US GAAP, this gain was recorded in earnings.

G)   Reduction in stated capital

On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under US GAAP, the reduction of stated capital would not be permitted.

H)   Leases

Under Canadian GAAP, certain of the Company's leases of simulators, with aggregate minimum future lease payments of $133.5 million are accounted for as operating leases.

        Under these agreements, the lessors hold the simulators under lease and have arranged financing through Special Purposes Entities (SPEs). Under US GAAP, since the legal stated capital of these (SPEs) represent less than 3% of the assets of those (SPEs), the assets, liabilities, results of operations and cash flows of the SPE must be consolidated into those of the Company. Amortization expense related to these leases amounts to $3.8 million in 2004 (2003 — $4.4 million, 2002 — $2.0 million) and interest expense related to the financing arrangement amounts to $7.6 million in 2004 (2003 — $8.3 million, 2002 — $6.0 million). Currency translation adjustments resulting from the consolidation of a foreign SPE considered self-sustaining amount to $0.5 million in 2004 (2003 — $6.6 million).

I)     Comprehensive income

US GAAP requires disclosure of comprehensive income, which comprises income and other components of comprehensive income. Other comprehensive income includes items that cause changes in shareholders' equity but are not related to share capital or net earnings which, for the Company, comprises currency translation adjustments and change in minimum pension liability. Under Canadian GAAP, there is no requirement to report comprehensive income.

J)    Minimum pension liability

Under US GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. The concept of additional minimum liability does not exist under Canadian GAAP.

K)   Share issue costs

Under Canadian GAAP, costs related to share issuance can be presented in retained earnings, net of taxes. Under US GAAP, these costs were recorded as a reduction of capital stock.

CONSOLIDATED STATEMENT OF CASH FLOWS

Under US GAAP reporting, separate subtotals within operating, financing and investment activities would not be presented.

        The reconciliation of cash flows under Canadian GAAP to conform to US GAAP is as follows:

Years ended March 31 (amounts in millions of Canadian dollars)	Note	2004	2003	2002
Cash flows from operating activities in accordance with Canadian GAAP		$5.7	$154.9	$157.2
Deferred development costs	A	(12.7)	(13.3)	(30.1)
Deferred pre-operating costs	B	(10.4)	(10.7)	(13.4)
Foreign exchange gain on purchase of a subsidiary	F	—	—	11.6
Leases	H	13.7	10.9	3.8

Cash flows from operating activities in accordance with US GAAP		$(3.7)	$141.8	$129.1
Cash flows from investing activities in accordance with Canadian GAAP		$24.5	$(134.4)	$(759.9)
Deferred development costs	A	12.7	13.3	30.1
Deferred pre-operating costs	B	10.4	10.7	13.4
Foreign exchange gain on purchase of a subsidiary	F	—	—	(11.6)

Cash flows from investing activities in accordance with US GAAP		$47.6	$(110.4)	$(728.0)
Cash flows from financing activities in accordance with Canadian GAAP		$17.8	$(94.4)	$535.3
Leases	H	(13.7)	(10.9)	(3.8)

Cash flows from financing activities in accordance with US GAAP		$4.1	$(105.3)	$531.5

RECENTLY ADOPTED ACCOUNTING STANDARDS

Accounting for stock-based compensation

In fiscal 2004, compensation costs of $1.3 million were recorded in net earnings with a corresponding credit to contributed surplus using the fair value method of accounting for awards that were granted in May 2003.

        Prior to April 1, 2003, CAE had elected to measure stock-based compensation using the intrinsic value base method of accounting. In that instance, however, under SFAS 123, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share using the fair value method of accounting for stock-based compensation granted prior to April 1, 2003.

        Accordingly, CAE's net earnings, basic earnings per share and diluted earnings per share for the year ended March 31, 2004 would have been reduced on a pro forma basis by $4.7 million, or $0.02 per common share for basic and diluted earnings respectively (for the year ended March 31, 2003 — $5.6 million, or $0.03 per common share for basic and diluted earnings respectively; for the year ended March 31, 2002 — $3.7 million, or $0.02 per common share for basic and diluted earnings respectively) for stock-based compensation granted prior to April 1, 2003.

        Pro forma net earnings and pro forma basic and diluted net earnings per share are presented below:

(amounts in millions of Canadian dollars, except per share amounts)	2004	2003	2002
Net earnings, as reported per US GAAP	$57.5	$95.9	$141.0
Pro forma impact	(4.7)	(5.6)	(3.7)

Pro forma net earnings	52.8	90.3	137.3

Pro forma basic and diluted net earnings per share	0.23	0.41	0.62

The fair value of the options granted during the years ended March 31, 2004, 2003 and 2002 are estimated at $1.65 per share, $5.84 per share and $4.87 per share respectively.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Years ended March 31	2004	2003	2002
Expected option life (years)	6	6	6
Expected volatility	41.5%	46.5%	36.3%
Risk-free interest rate	5.75%	5.26%	5.17%
Dividend Yield	1.290%	1.058%	1.040%

Disclosure of guarantees

In fiscal 2002, the Company adopted the FASB issued interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires companies that act as guarantors to disclose more information in their financial statements about their obligations under certain guarantees. It defines a guarantee and also requires guarantors to recognize a liability for the fair value, for guarantees given on or after January 1, 2003, of their obligation when they enter into these guarantees. The disclosure requirements of FIN No. 45 apply to financial statements issued after December 15, 2002. Similar accounting recommendations in Canada require disclosure of guarantees but do not require liability recognition.

Derivative instruments and hedging activities

In fiscal 2004, the Company adopted SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 had no impact on CAE's financial position as at March 31, 2004.

Consolidation of variable interest entities

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation clarified how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements to those entities defined as "Variable Interest Entities", when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.

        This interpretation requires that existing unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An entity that holds a significant variable interest but is not the primary beneficiary is subject to specific disclosure requirements.

        In December 2003, the FASB issued FIN No. 46R, which modifies the scope exceptions provided in FIN No. 46. The Company is required to replace FIN No. 46 provisions with FIN No. 46R provisions to all newly created post-January 31, 2003 entities as of the end of the first period ending after March 15, 2005. As a foreign private issuer, the company will apply the provisions of FIN 46R to entities created before February 1, 2003, starting April 1, 2004.

Costs relating to exits and disposals

On April 1, 2003, the Company adopted SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when a liability is incurred. Similar accounting recommendations under Canadian GAAP have been adopted for exit and disposal activities after April 1, 2003 (note 1).

Pension and other retirement benefits

During 2003, the Financial Accounting Standards Board revised SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The revised SFAS 132 retains and revises the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

        CAE adopted revised SFAS 132, as it is required for fiscal year ending after December 15, 2003.

ADDITIONAL DISCLOSURES

Additional disclosures required under US GAAP are as follows:

i)     Statements of earnings

	2004		2003		2002
For the years ended March 31 (amounts in millions of Canadian dollars)	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Revenues from sales of simulators and controls systems	$610.9	$588.5	$684.3	$668.1	$842.5	$846.6
Revenues from sales of services	$482.3	$482.3	$446.2	$446.2	$284.0	$284.0
Cost of sales from simulators and controls systems	$386.2	$385.0	$338.2	$338.2	$465.3	$470.3
Cost of sales from services	$277.6	$269.1	$240.1	$244.2	$167.9	$169.5
Research and development expenses	$81.0	$84.6	$108.3	$116.8	$74.6	$90.2
Rental expenses	$92.5	$79.7	$88.1	$73.9	$52.0	$43.6
Selling, general and administrative expenses	$134.4	$134.4	$134.2	$134.2	$125.6	$125.9
Restructuring costs	$10.0	$10.0	$—	$—	$—	$—
Interest expense	$23.9	$23.6	$30.4	$46.8	$22.7	$33.5

ii)    Balance sheet

        Accounts payable and accrued liabilities as per Canadian GAAP are presented below:

As at March 31 (amounts in millions of Canadian dollars)	2004	2003
Accounts payable trade	$103.8	$141.9
Contract liabilities	$101.9	$102.7
Income tax payable	$23.9	$26.4
Other accrued liabilities	$120.4	$142.3

Accounts payable and accrued liabilities	$350.0	$413.3

Accounts receivable from government amounted to $34.9 million as of March 31, 2004 (2003 — $35.4 million).

iii)   Income taxes

The components of earnings from continuing operations and income taxes on a Canadian GAAP basis are as follows:

For the years ended March 31 (amounts in millions of Canadian dollars)	2004	2003	2002
Earnings before income taxes and other items
Canada	$6.3	$114.0	$179.0
Other countries	81.4	77.2	39.3

	$87.7	$191.2	$218.3

Current income taxes
Canada	$4.5	$43.0	$59.3
Other countries	12.6	(1.6)	3.5

	$17.1	$41.4	$62.8

Future income taxes
Canada	$(3.3)	$(1.1)	$(2.0)
Other countries	6.8	19.9	9.1

	$3.5	$18.8	$7.1

Income tax provision	$20.6	$60.2	$69.9

iv)   Business combinations

The following unaudited pro forma information for the fiscal years ended March 31, 2003 and 2002 presents a summary of the pro forma consolidated statement of earnings for the Company as if business acquisitions performed during their respective fiscal year referred to in note 2 had occurred on April 1 of the preceding fiscal year. This pro forma information is based on available information and includes certain assumptions and adjustments, which the management of CAE believes to be reasonable. The pro forma information does not give effect to any cost savings or synergies that CAE may enjoy as a result of these acquisitions. Accordingly, the pro forma information is not necessarily indicative of the results that might have been achieved, if the transactions reflected therein had been effective as at the beginning of the period presented, or of the results which may be obtained in the future. This pro forma financial information has been prepared for comparative purposes only and is measured in accordance with Canadian GAAP.

Pro forma

Years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2003	2002
	(Unaudited)	(Unaudited)
Revenue
Civil Simulation and Training	$517.2	$618.6
Military Simulation and Training	445.7	461.8
Marine Controls	175.8	132.0

	$1,138.7	$1,212.4

Earnings before interest, income taxes and discontinued operations
Civil Simulation and Training	$116.2	$148.3
Military Simulation and Training	73.6	65.6
Marine Controls	31.9	25.4

Earnings before interest, income taxes and discontinued operations	221.7	239.3
Interest expense, net	31.4	44.6

Earnings before income taxes and discontinued operations	190.3	194.7
Income taxes	60.2	61.0

Earnings from continuing operations	$130.1	$133.7
Results of discontinued operations (note 3)	(13.8)	1.1

Net earnings	$116.3	$134.8

Earnings and diluted earnings per share from continuing operations	$0.59	$0.61

Net earnings and diluted net earnings per share	$0.53	$0.62

Average number of shares outstanding	219.4	218.2

v)     Product warranty costs

The Company has warranty obligations in connection to the sale of its civil and military simulators and marine systems. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The changes in the Company's accrued warranty liability as at March 31 are as follows:

(amounts in millions of Canadian dollars)	2004	2003
Accrued warranty liability at beginning of year	$11.5	$12.4
Warranty settlements during the year	(8.6)	(7.2)
Warranty provisions	4.4	2.5
Adjustments for changes in estimates	0.4	3.8

Accrued warranty obligations at the end of the year	$7.7	$11.5

vi)   Variable interest entity

In the second quarter of Fiscal 2003, CAE entered into an agreement with a Trust company which was funded by other arms-length third parties to conclude a sale and leaseback transaction of five simulators. This Trust constitutes a Variable Interest Entity.

        The net value of this transaction was approximately US$70.0 million. The activities of this Trust company are to lease the five simulators to CAE and collect on a quarterly basis the lease payments for remittance to the owner participant and the lenders.

        CAE's maximum exposure of loss as a result of its involvement with the Trust company is limited to US$14.0 million.

vii)  Pension

Obligations and funded status:

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $139.8 million for March 31, 2004 and $133.5 million for March 31, 2003. At these dates, all plans had accumulated benefit obligation in excess of plan assets.

Assumptions:

Weighted-average assumptions used to determine net periodic benefit cost for years ended March 31 are described below:

	2004	2003
Expected return on plan assets	6.5%	6.5%
Discount rate	6.5%	6.5%
Compensation rate increase	4.5%	4.5%

For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of asset based on the asset allocation. Also, in light of the investment policies and strategies, an additional percentage was added to the expected return of equities to reflect the added value of the investment manager.

Plan assets:

CAE pension plan weighted-average asset allocations by asset category are as follows:

	Plan Assets at Measurement Dates
Asset Category	December 31, 2003	December 31, 2002
Equity securities	64%	64%
Debt securities	36%	36%
Real estate	— %	— %
Other	— %	— %

Total	100%	100%

There is a target allocation percentage for equity securities of 64%, which includes a mix of Canadian, US and international equities, and for the debt securities of 36%, which must be rated BBB or higher. Individual asset classes are allowed to fluctuate slightly, and are rebalanced regularly to the target mix. Fund managers are responsible for investing the assets so as to achieve return appropriate to its mandate.

Contributions:

In the next fiscal year, CAE expects to contribute $6.4 million to its registered pension plans and an additional $0.8 million to the Supplementary Plan.

NOTE 25 — COMPARATIVE FINANCIAL STATEMENTS

Certain comparative figures for 2003 and before have been reclassified to conform to the presentation adopted in 2004.

FIVE-YEAR REVIEW

(unaudited) (amounts in millions of dollars except where indicated by *)	2004	2003	2002	2001	2000
Continuing operations
Revenue	$1,093.2	1,130.5	1,126.5	891.4	865.1
Amortization	$75.4	70.6	43.1	19.1	22.3
Earnings	$67.1	131.0	148.4	103.7	63.0
Earnings per share*	$0.29	0.60	0.68	0.48	0.29
Net earnings	$64.0	117.2	149.5	106.1	99.5
Basic and diluted net earnings per share*	$0.27	0.53	0.69	0.49	0.45
Ratio of current assets to current liabilities*	1.3	1.1	1.0	1.3	1.4
Number of registered shareholders*	2,297	2,308	2,114	2,130	2,392
Cash dividends paid per common share*	$0.12	0.12	0.11	0.10	0.10

QUARTERLY FINANCIAL INFORMATION

(unaudited) (amounts in millions of dollars except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Continuing operations
Revenue	$242.9	246.1	304.9	299.3
Earnings	$15.1	15.1	21.4	15.5
Earnings per share	$0.07	0.07	0.09	0.06
Net earnings	$13.2	15.1	21.4	14.3
Basic and diluted net earnings per share	$0.06	0.07	0.09	0.05
Common share trading range:
High	$5.81	6.79	6.07	6.77
Low	$3.09	5.01	5.05	5.55

(unaudited) (amounts in millions of dollars except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Continuing operations
Revenue	$275.8	252.3	290.3	312.1
Earnings	$37.4	23.3	31.5	38.8
Earnings per share	$0.17	0.11	0.14	0.18
Net earnings	$37.4	23.3	31.5	25.0
Basic and diluted net earnings per share	$0.17	0.11	0.14	0.11
Common share trading range:
High	$14.63	12.60	6.05	6.40
Low	$11.28	4.17	3.25	2.76

COMMITTED TO OUR COMMUNITIES

[PHOTO]	CAE employees in Tampa, Florida raised money for the Susan G. Komen Breast Cancer Foundation by participating in the Race for the Cure. Employees in Dallas, Texas also raised funds for the Susan G. Komen Breast Cancer Foundation.

SUPPORTING LEARNING

CAE is a knowledge-intensive organization. We develop technology for training — applying our knowledge to help customers learn. We value education, with sixty percent of our donations supporting the pursuit of knowledge by promising science and engineering students. During fiscal year 2004, CAE added two more universities — Waterloo and the Université du Québec a Montréal — to its network of eight Canadian and two American scholarship programs.

        CAE SimuFlite supports a scholarship program to promote business aviation as a career for young aviators, with scholarships awarded through the University Aviation Association (UAA), the Organization of Black Airline Pilots (OBAP) and Women in Aviation International (WAI). These scholarships include training at CAE SimuFlite's centre in Dallas. The Company also provided aviation training equipment for Confederation College's new Aviation Centre of Excellence (ACE) in Thunder Bay. CAE is also supporting the efforts of the German government to promote increased female participation in traditionally male-dominated technical and scientific fields by opening its Stolberg facility on the government-sponsored "Girls Day".

COMMUNITY INVOLVEMENT

CAE has a long tradition of community support. The Company contributes to a variety of charitable causes, and CAE employees at locations throughout the world volunteer their time and resources to a number of worthy causes.

        Every year, CAE's Canadian and US-based employees raise funds for the Centraide/United Way campaign in support of a vast range of charitable works and organizations. In addition to a corporate donation, CAE employees in Montreal contributed a record $281,000 to this year's Centraide campaign. CAE employees in Tampa donated a van to a local organization that attends to children with cancer, and they volunteered their time and energies to build houses for deserving families through the Habitat for Humanity program.

        Through its aviation training centre in Dubai, United Arab Emirates, CAE is supporting a relatively new and increasingly popular sport in that part of the world — ice hockey. This year, more than 145 boys and girls have signed up with the CAE-sponsored Dubai Sandstorms junior hockey teams.

LEARNING FROM THE PAST

CAE supports the efforts of Historica — a foundation dedicated to increasing awareness and understanding of Canadian history as a guide into the future. To ensure that CAE's own history is not lost in the passage of time, the Company has also commenced a project to capture the stories of retired CAE leaders who played an instrumental role in CAE's development over the past half-century.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Lynton R. Wilson, O.C.[1,2,4]
Chairman of the Board
CAE Inc.
Oakville, Ontario

 Derek H. Burney, O.C.[1]
President and Chief Executive Officer
CAE Inc.
Toronto, Ontario

 John A. (Ian) Craig[3]
Business Consultant
Ottawa, Ontario

 Richard J. Currie, C.M.[3]
Chairman
Bell Canada Enterprises Inc.
Toronto, Ontario	H. Garfield Emerson, Q.C.[4]
National Chairman
Fasken Martineau DuMoulin
Toronto, Ontario

 Anthony S. Fell[4]
Chairman
RBC Dominion Securities Inc.
Toronto, Ontario

 The Honourable James A. Grant,
P.C., C.M., Q.C.[1,2]
Partner
Stikeman Elliott LLP
Montreal, Quebec

 James F. Hankinson[3,4]
Business Consultant
Toronto, Ontario	E. Randolph (Randy) Jayne II2
Senior Partner
Heidrick & Struggles International Inc.
McLean, Virginia

 James W. McCutcheon, Q.C.[3]
Counsel
McCarthy Tétrault
Toronto, Ontario

 Lawrence N. Stevenson[2]
Chief Executive Officer
Pep Boys Inc.
Philadelphia, Pennsylvania
R. Fraser Elliott, C.M., Q.C.[1] Senior Partner Stikeman Elliott Toronto, Ontario	1 Member of the Executive Committee 2 Member of the Compensation Committee 3 Member of the Audit Committee 4 Member of the Governance Committee

OFFICERS

Lynton R. Wilson
Chairman of the Board

 Derek H. Burney
President and Chief Executive Officer

 Donald W. Campbell
Group President,
Military Simulation and Training

 Jeff Roberts
Group President,
Civil Simulation and Training	Rashid A. Khan Executive Vice President, Marine Controls Hani R. Macramallah Executive Vice President, Operations Paul G. Renaud Executive Vice President, Chief Financial Officer and Secretary	Aline Bélanger Vice President, Corporate Controller and Assistant Corporate Secretary Guy Blanchette Vice President and Treasurer Hartland J.A. Paterson Vice President, Legal and General Counsel

SHAREHOLDER AND INVESTOR INFORMATION

CAE SHARES
CAE's shares are traded on the Toronto Stock Exchange
(TSX) under the symbol "CAE" and on the New York
Stock Exchange (NYSE) under the symbol "CGT"
(CAE Global Training).

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Tel: (514) 982-7555 or 1-800-564-6253
      (toll free in Canada and the US)
Fax: (514) 982-7635 or 1-866-249-7775
      (toll free in Canada and the US)
E-mail: service@computershare.com
www.computershare.com

DIVIDEND REINVESTMENT PLAN
Canadian resident registered shareholders of CAE Inc.
who wish to receive dividends in the form of CAE Inc.
common shares rather than a cash payment may
participate in CAE's dividend reinvestment plan. In order
to obtain the dividend reinvestment plan form please
contact Computershare Trust Company of Canada.

DIRECT DEPOSIT DIVIDEND
Canadian resident registered shareholders of CAE Inc.
who receive cash dividends may elect to have the
dividend payment deposited directly to their bank
accounts instead of receiving a cheque. In order to
obtain the direct deposit dividend form please contact
Computershare Trust Company of Canada.

DUPLICATE MAILINGS
To eliminate duplicate mailings by consolidating
accounts, registered shareholders must contact
Computershare Trust Company of Canada;
non-registered shareholders must contact their brokers.

FISCAL 2005 TENTATIVE QUARTERLY RESULTS
RELEASE DATES

  •
  August 11, 2004
  •
  November 4, 2004
  •
  February 3, 2005
  •
  May 11, 2005

Quarterly and annual reports as well as other corporate
documents are available on our website: www.cae.com.
These documents can also be obtained from our
Investor Relations department.

INVESTOR RELATIONS
Andrew C. Arnovitz
Director, Corporate Communications and
Investor Relations
CAE Inc.
8585 Cote-de-Liesse
P.O. Box 1800
Saint-Laurent, Quebec H4L 4X4
Tel:    1-866-999-6223
investor.relations@cae.com

VERSION FRANÇAISE
Pour obtenir la version française du rapport annuel,
s'adresser à investor.relations@cae.com.

2004 ANNUAL MEETING
The Annual Meeting of Shareholders will be held at
10:30 a.m. (local time), Wednesday, August 11, 2004,
at the International Civil Aviation Organization,
999 University Street, Room 3, Montreal, Quebec.
The meeting will also be webcast live on our website
at www.cae.com.

AUDITORS
PricewaterhouseCoopers
Chartered Accountants
Montreal, Quebec

TRADEMARKS
The CAE logo, and the terms CAE Simfinity, CAE Sim XXI,
CAE Tropos and CAE Medallion-S are all trademarks of
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ANNUAL REPORT FOR THE YEAR ENDED MARCH 31, 2004 ESSENTIAL FOCUS
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CAE CORPORATE PROFILE
2004 FINANCIAL HIGHLIGHTS
MESSAGE FROM THE CHAIRMAN
LETTER TO SHAREHOLDERS
CIVIL SIMULATION AND TRAINING TRANSFORMING THE TRAINING EXPERIENCE
MILITARY SIMULATION AND TRAINING ENABLING MISSION READINESS
MARINE CONTROLS ENSURING EFFECTIVE CONTROL
RECOGNIZING OUR BEST
2004 FINANCIAL REVIEW
MANAGEMENT'S DISCUSSION AND ANALYSIS
MANAGEMENT AND AUDITORS' REPORTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
COMMITTED TO OUR COMMUNITIES
DIRECTORS AND OFFICERS
SHAREHOLDER AND INVESTOR INFORMATION
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